Oi S.A. and Subsidiaries	EXHIBIT 1

Consolidated Balance Sheets as at September 30, 2015 and December 31, 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	09/30/2015	12/31/2014
Current assets
Cash and cash equivalents	8	13,192,288	2,449,206
Cash investments	8	3,100,541	171,415
Derivative financial instruments	18	1,838,852	340,558
Trade receivable, net	9	8,045,006	7,450,040
Inventories, net		441,773	478,499
Current recoverable taxes	10	698,136	1,097,189
Other taxes	11	938,602	1,054,255
Judicial deposits	12	1,253,268	1,133,639
Pension plan assets	23	2,775	1,744
Held-for-sale assets	26	10,166,830	33,926,592
Other assets		1,331,717	1,183,658

Total current assets		41,009,788	49,286,795
Non-current assets
Long-term investments	8	122,408	111,285
Derivative financial instruments	18	6,353,917	2,880,923
Deferred taxes	10	10,778,087	7,625,772
Other taxes	11	742,929	741,911
Judicial deposits	12	12,937,666	12,260,028
Pension plan assets	23	44,481	45,752
Prepaid expenses		77,944	104,398
Other assets		233,348	222,843
Investments	13	140,796	148,411
Property, plant and equipment, net	14	25,416,829	25,670,026
Intangible assets, net	15	3,330,321	3,690,978

Total non-current assets		60,178,726	53,502,327

Total assets		101,188,514	102,789,122

Current liabilities
Payroll, related taxes and benefits		630,096	744,439
Trade payables	16	4,429,909	4,336,566
Loans and financing	17	8,732,850	4,463,728
Derivative financial instruments	18	1,343,147	523,951
Current income taxes payable	10	387,854	477,282
Taxes other than income tax	11	1,422,239	1,667,599
Dividends and interest on capital		90,059	185,138
Licenses and concessions payable	19	834,259	675,965
Tax financing program	20	93,706	94,041
Provision for pension plan	23	35,085	129,662
Liabilities associated to held-for-sale assets	26	897,112	27,178,221
Provisions	21	1,222,642	1,058,521
Other payables		1,117,463	1,021,719

Total current liabilities		21,236,421	42,556,832
Non-Current liabilities
Loans and financing	17	51,366,143	31,385,667
Derivative financial instruments	18	406,734	142,971
Taxes other than income tax	11	891,434	874,727
Licenses and concessions payable	19	8,986	685,975
Tax financing program	20	714,880	896,189
Provision for pension plan	23	362,859	346,873
Provisions	21	3,326,736	4,073,247
Other payables		3,016,751	2,515,152

Total non-current liabilities		60,094,523	40,920,801

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 3

Oi S.A. and Subsidiaries

Consolidated Balance Sheets as at September 30, 2015 and December 31, 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Equity attributable to controlling shareholders	22
Share capital		21,438,374	21,438,220
Capital reserves		2,013,153	1,610,071
Income reserves			1,933,354
Other comprehensive income		86,786	(3,155,169)
Accumulated losses		(5,499,575)	(4,024,184)

		18,038,738	17,802,292
Equity attributable to noncontrolling shareholders		1,818,832	1,509,197

Total equity		19,857,570	19,311,489

Total equity and liabilities		101,188,514	102,789,122

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 4

Oi S.A. and Subsidiaries

Consolidated Statements of Operations for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	09/30/2015	09/30/2014

Net operating revenue	4 and 5	20,650,685	20,924,572

Cost of sales and services	5	(11,343,217)	(11,242,837)

Gross profit		9,307,468	9,681,735

Operating income (expenses)
Share of profits of subsidiaries	5 and 13	(15,892)	(3,786)
Selling expenses	5	(3,576,990)	(4,246,238)
General and administrative expenses	5	(2,913,124)	(2,733,159)
Other operating income	5	944,356	2,669,901
Other operating expenses	5	(1,435,483)	(1,694,805)

		(6,997,133)	(6,008,087)

Profit before financial income (expenses) and taxes		2,310,335	3,673,648

Financial income	5 and 6	4,881,100	1,032,526
Financial expenses	5 and 6	(9,332,708)	(4,259,090)

Financial income (expenses)	5 and 6	(4,451,608)	(3,226,564)

Income before taxes		(2,141,273)	447,084
Income tax and social contribution
Current	7	(626,313)	(474,001)
Deferred	7	884,752	121,993

Profit from continuing operations		(1,882,834)	95,076

Discontinued operations
Loss for the year from discontinued operations, net (net of taxes)	26	1,085,910	(80,093)

Profit (loss) for the year		(796,924)	14,983

Profit (loss) attributable to owners of the Company		(762,149)	14,296
Profit (loss) attributable to non-controlling interests		(34,775)	687

Basic and diluted earnings per share	22(h)
Common shares – basic and diluted (R$)		(1,02)	0,03
Preferred shares – basic and diluted (R$)		(1,02)	0,03

Basic and diluted earnings (loss) per share - continuing operations:
Common shares – basic and diluted (R$)		(2.47)	0.17
Preferred shares – basic and diluted (R$)		(2.47)	0.17

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 5

Oi S.A. and Subsidiaries

Consolidated Comprehensive Income (Loss) for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	09/30/2015	09/30/2014
Continuing operations

Profit (loss) for the year	(796,924)	14,983

Hedge accounting gains (losses)	(1,014,627)	101,623
Actuarial gains (losses)	(9,770)	(36,316)
Exchange gains on investment abroad	1,702,805	54,385

Comprehensive income (loss) – continuing operations	(118,516)	134,675

Discontinued operations

Comprehensive income of discontinued operations	45,018	(494,276)

Total comprehensive income (loss) for the year	(73,498)	(359,601)

Comprehensive income attributable to owners of the Company	(383,133)	(414,673)
Comprehensive income attributable to non-controlling interests	309,635	55,072

Statement of comprehensive income (loss) items are carried net of taxes

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 6

Oi S.A. and Subsidiaries

Consolidated Statements of Changes in Equity for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity	Non-controlling interests	Total equity
Balance at December 31, 2014	21,438,220	1,610,071	1,933,354	(4,024,184)	(3,155,169)	17,802,292	1,509,197	19,311,489
Capital increases	154	1,933,200	(1,933,354)
Exchange of treasury shares		(3,163,540)			3,163,540
Merger of TmarPart (Note 1)		1,633,422		(5,809)	(31,680)	1,595,933		1,595,933
Profit (Loss) for the period				(762,149)		(762,149)	(34,775)	(796,924)
Hedge accounting losses					(882,118)	(882,118)		(882,118)
Subsidiaries’ hedge accounting gain					(132,509)	(132,509)		(132,509)
Actuarial gain (loss)					(9,770)	(9,770)		(9,770)
Subsidiaries’ actuarial gain transferred to accumulated losses				(707,433)	714,654	7,221		7,221
Exchange gains on investment abroad					1,888,963	1,888,963	344,410	2,233,373
Exchange gains on subsidiaries’ investment abroad					364,408	364,408		364,408
Obligations in equity instruments					(268,921)	(268,921)		(268,921)
Other comprehensive income for the period					144,735	144,735		144,735
Comprehensive income transferred to profit for the period					(1,709,347)	(1,709,347)		(1,709,347)
Balance at September 30, 2015	21,438,374	2,013,153		(5,499,575)	86,786	18,038,738	1,818,832	19,857,570

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 7

Oi S.A. and Subsidiaries

Consolidated Statements of Changes in Equity for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Paid-in capital	Capital reserves, stock options granted and treasury shares	Profit reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity	Non-controlling interests	Total equity
Balance at December 31, 2013	7,471,209	1,873,099	2,323,992		(144,162)	11,524,138		11,524,138
Capital increases	13,959,900					13,959,900		13,959,900
Share issue costs					(200,245)	(200,245)		(200,245)
Treasury shares acquired		(263,028)				(263,028)		(263,028)
Dividends							(44,496)	(44,496)
Capital increase with reinvestment tax incentives	7,111		(7,111)
Acquisition of interests - PT Portugal							1,468,602	1,468,602
Profit for the period				14,296		14,296	687	14,983
Other comprehensive income					30,744	30,744		30,744
Hedge accounting gain					91,582	91,582		91,582
Subsidiaries’ hedge accounting gain					10,041	10,041		10,041
Actuarial gains and (losses)					(36,316)	(36,316)		(36,316)
Subsidiaries’ actuarial gains and (losses)					(644,890)	(644,890)		(644,890)
Exchange losses on investment abroad					35,286	35,286	54,385	89,671
Exchange losses on subsidiaries’ investment abroad					84,584	84,584		84,584
Balance at September 30, 2014	21,438,220	1,610,071	2,316,881	14,296	(773,376)	24,606,092	1,479,178	26,085,270

The accompanying notes are an integral part of these consolidated financial statements.	Page 8

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	09/30/2015	09/30/2014
Cash flows from operating activities– continuing operations
Income before income tax and social contribution	(2,141,273)	447,084
Non-cash items
Charges, interest income, and inflation adjustment	17,311,159	2,338,005
Derivative financial instrument transactions	(7,452,811)	361,001
Depreciation and amortization	3,777,737	3,341,082
Losses on receivables	535,630	524,035
Provisions	384,098	177,874
Provision for pension plans	6,817	6,672
Share of profits of subsidiaries	15,892	3,786
Income from asset sales	2,829	16,803
Concession Agreement Extension Fee - ANATEL	61,675	93,110
Employee and management profit sharing	91,065	209,860
Inflation adjustment to provisions	74,280	183,348
Inflation adjustment to tax refinancing program	83,031	81,457
Expired dividends	(116,223)	(40,411)
Other	1,218,647	666,884

	13,852,553	8,410,590

Changes in assets and liabilities
Accounts receivable	(1,369,951)	(572,267)
Inventories	40,419	(86,894)
Taxes	(281,135)	(933,770)
Held-for-trading cash investments	(6,037,884)	(3,294,769)
Redemption of held-for-trading cash investments	3,951,845	3,576,679
Trade payables	(165,914)	(740,882)
Payroll, related taxes and benefits	(205,791)	(215,440)
Provisions	(780,035)	(536,879)
Provisions for pension funds	(139,325)	(131,156)
Changes in assets and liabilities held for sale	(1,273,644)
Other assets and liabilities	(728,542)	(499,493)

	(6,989,957)	(3,434,871)

Financial charges paid	(2,914,747)	(2,029,949)
Income tax and social contribution paid - Company	(203,108)	(283,905)
Income tax and social contribution paid - third parties	(133,815)	(246,051)

	(3,251,670)	(2,559,905)

Cash flows from operating activities - continuing operations	3,610,926	2,415,814

Cash flows from operating activities - discontinued operations	485,342	1,253,200

Net cash generated by operating activities	4,096,268	3,669,014

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 9

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(continued)

	09/30/2015	09/30/2014

Cash flows from investing activities – continuing operations
Purchase of tangibles and intangibles	(2,715,133)	(4,093,652)
Proceeds from the sale of investments, tangibles and intangibles	12,096	3,281,131
Cash received for the sale of PT Portugal	17,218,275
Judicial deposits	(1,540,283)	(1,259,652)
Redemption of judicial deposits	782,480	443,831
Changes in cash and cash equivalents for the period from discontinued operations	201,591
Acquisition of investment in PT Portugal on May 5, 2014		1,087,904
Cash and cash equivalents transferred to held-for-sale assets		(942,257)
Increase/(decrease) in permanent investments	(144)	1,733

Cash flows from investing activities - continuing operations	13,958,882	(1,480,962)

Cash flows from investing activities - discontinued operations	(194,739)	(2,471,196)

Net cash used in investing activities	13,764,143	(3,952,158)

Cash flows from financing activities - continuing operations
Borrowings net of costs	4,705,195	2,664,608
Repayment of principal of borrowings, financing, and derivatives	(8,119,863)	(4,917,041)
Licenses and concessions	(347,215)	(203,449)
Tax refinancing program	(70,082)	(317,739)
Capital increase		8,230,606
Payment of dividends and interest on capital	(26,932)	(4,630)
Cash and cash equivalents acquired by merger	20,346

Cash flows from financing activities - continuing operations	(3,838,551)	5,452,355

Cash flows from financing activities - discontinued operations	(492,194)	(5,038,698)

Net cash used in / originated from financing activities	(4,330,745)	413,657

Foreign exchange differences on cash equivalents	(2,786,584)	(5,041)

Cash flows for the year	10,743,082	125,472

Cash and cash equivalents

Closing balance	13,192,288	2,550,302
Opening balance	2,449,206	2,424,830

Changes in the year	10,743,082	125,472

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Additional disclosures relating to the statement of cash flows

Non-cash transactions

	09/30/2015	09/30/2014
Acquisition of property, plant and equipment and intangible assets (incurring liabilities)	280,272	189,652
Offset of judicial deposits against provisions	266,130	329,300

Oi S.A. and Subsidiaries

Consolidated Statements of Value Added for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	09/30/2015	09/30/2014

Revenue
Sales of goods and services	33,366,813	33,680,660
Voluntary discounts and returns	(6,539,686)	(6,045,201)
Allowance for doubtful accounts	(535,630)	(524,035)
Other income	1,180,470	4,549,936

	27,471,967	31,661,360

Inputs purchased from third parties
Interconnection costs	(1,405,548)	(2,061,196)
Supplies and power	(946,104)	(736,211)
Cost of sales	(246,027)	(528,248)
Third-party services	(6,690,863)	(6,896,706)
Other	(643,252)	(698,753)

	(9,931,794)	(10,921,114)

Gross value added	17,540,173	20,740,246

Retentions
Depreciation and amortization	(3,777,737)	(3,341,082)
Provisions (includes inflation adjustment)	(751,927)	(677,449)
Loss for the year of discontinued operations	1,085,910	(80,093)
Other expenses	(218,800)	(2,178,955)

	(3,662,554)	(6,277,579)

Wealth created by the Company	13,877,619	14,462,667

Value added received as transfer
Share of profits of subsidiaries	(15,892)	(3,786)
Financial income	4,881,100	1,032,526

	4,865,208	1,028,740

Wealth for distribution	18,742,827	15,491,407

Wealth distributed

Personnel
Salaries and wages	(1,269,341)	(1,393,649)
Benefits	(324,018)	(321,129)
Severance Pay Fund (FGTS)	(92,556)	(100,041)
Other	(44,865)	(59,625)

	(1,730,780)	(1,874,444)

Taxes and fees
Federal	(851,502)	(1,555,350)
State	(4,899,575)	(5,405,824)
Municipal	(117,145)	(200,186)

	(5,868,222)	(7,161,360)

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 12

Oi S.A. and Subsidiaries

Consolidated Statements of Value Added for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(continued)

	09/30/2015	09/30/2014

Lenders and lessors
Interest and other financial charges	(9,303,272)	(4,092,996)
Rents, leases and insurance	(2,637,477)	(2,347,624)

	(11,940,749)	(6,440,620)

Shareholders
Non-controlling interests	34,775	(687)
Retained earnings (accumulated losses)	762,149	(14,296)

	796,924	(14,983)

Wealth distributed	(18,742,827)	(15,491,407)

13

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.	GENERAL INFORMATION

Oi S.A. (“Company” or “Oi”), is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (“PGO”), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. Since January 2004, the Company also provides domestic and international long-distance services in all Regions and local services outside Region II started to be provided in January 2005. These services are provided under concessions granted by Agência Nacional de Telecomunicações - ANATEL (National Telecommunications Agency), the regulator of the Brazilian telecommunications industry.

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua do Lavradio, 71 – 2º andar.

The Company also holds: (i) through its wholly-owned subsidiary Telemar Norte Leste S.A. (“TMAR”) a concession to provide fixed telephone services in Region I and nationwide International Long-distance services; and (ii) through its indirect subsidiary Oi Móvel S.A. (“Oi Móvel”) a license to provide mobile telephony services in Region I, II and III.

The local and nationwide STFC long-distance concession agreements entered into by the Company and its subsidiary TMAR with the ANATEL are effective until December 31, 2025. These concession agreements provide for reviews on a five-year basis and in general have a higher degree of intervention in the management of the business than the licenses to provide private services, and also include several consumer protection provisions, as perceived by the regulator.

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Mercantile and Stock Exchange (“BM&FBOVESPA”) and its American Depositary Receipts (“ADRs”) are traded on the New York Stock Exchange (“NYSE”).

In April 2014, as part of the business combination and the union of the share bases of the Company and Pharol SGPS S.A. (new name of Portugal Telecom, SGPS, S.A., “Pharol”), a capital increase of the Company was approved, which was partially paid-in through the assignment, by Pharol, of all the shares issued by PT Portugal SGPS, S.A. (“PT Portugal”).

The sale of all the shares of PT Portugal to Altice Portugal S.A., involving basically the operations of PT Portugal in Portugal and in Hungary, was completed on June 2, 2015. After this sale, the Company retained its stakes in the following former PT Group subsidiaries:

(i)

100% of the shares of PT Participações SGPS, S.A. (“PT Participações”), holder of the operations in Africa, through Africatel Holdings BV (“Africatel”), and Timor, through Timor Telecom, S.A. (“Timor Telecom”);

(ii)	100% of the shares of Portugal Telecom International Finance B.V. (“PTIF”);

(iii)	100% of the shares of CVTEL B.V. (“CVTEL”); and

The accompanying notes are an integral part of these condensed consolidated financial statements.	Page 14

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(iv)	100% of the shares of Carrigans Finance S.à r.l (“Carrigans”).

On September 1, 2015, in the context of the restructuring operation of Oi’s shares bases, the merger of Telemar Participações S.A. (“TmarPart”) with and into Company was completed.

In Africa, the Company provides fixed and mobile telecommunications services indirectly through Africatel Holding BV (“Africatel”). The Company provides services in Namibia, Mozambique, and São Tomé, among other countries, notably through its subsidiaries Mobile Telecommunications Limited (“MTC”), Listas Telefónicas de Moçambique (“LTM”), and CST – Companhia Santomense de Telecomunicações, SARL (“CST”). Additionally, Africatel holds an indirect 25% stake in Unitel S.A. (“Unitel”) and a 40% stake in Cabo Verde Telecom, S.A. (“CVT”), which provide telecommunications services in Angola and Cape Verde.

In Asia, the Company provides fixed and mobile telecommunications services basically through its subsidiary Timor Telecom.

The Executive Committee authorized the completion of this quarterly information at the meeting held on November 11, 2015, after being reviewed at the Board of Directors’ meeting held on November 11, 2015.

Union of the shares bases of Oi and Pharol

On March 31, 2015, due to in the context of the union transaction of the share bases of Oi, TmarPart, and Pharol, announced on October 2, 2013 and described in the Material Fact Notices issued on February 20, 2014 and September 8, 2014 (“Transaction”), the Company disclosed a set of transactions and steps to anticipate the main purposes of the Transaction with the adoption, by Oi, of the best corporate governance practices required by BM&FBovespa’s Novo Mercado (special listing segment) and the dilution of the voting rights in Oi, but maintaining the final goal of, as soon as possible, implementing a transaction that results in the migration of the shares currently held by Oi’s shareholders and subsequently Pharol’s shareholders to Novo Mercado (“Alternative Structure”).

The Alternative Structure consists of the following stages: (i) streamlining the Company’s capital structure, including the merger of TmarPart by Oi (respectively, “Corporate Streamlining” and “Merger”); (ii) approval of the new Company Bylaws, reflecting the adoption by Oi of the high corporate governance standards; (iii) election of a new Oi Board of Directors, with term of office until the shareholders’ meeting that approves the financial statements for the year ending December 31, 2017; and (iv) the voluntary conversion of Company preferred shares for common shares, using an exchange ratio of 0.9211 Oi common shares per Oi one preferred share, already disclosed of the merger of Oi with and into TmarPart and used to price the Oi shares in the capital increase approved in April 2014 and paid-in in May of the same year (“Voluntary Exchange”).

On July 22, 2015, the signatories of Oi’s controlling shareholders’ agreements signed the termination of these shareholders’ agreements, which became effective on July 31, 2015, the publication of the first call notice of the Shareholders’ Meeting that will decide on the approval of the corporate streamlining. The termination of the shareholders’ agreements resulted in the inexistence of a defined controlling shareholder in the Company.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

On July 30, 2015, ANATEL’s Steering Board granted the Prior Approval request, provided that the Company is compliant with all its tax obligations, to implement the Alternative Structure. On August 31, 2015, the Company’s tax good-standing was certified and the effectiveness condition was implemented, as provided for in the Prior Approval. Accordingly, on September 1, 2015, Oi conducted its Extraordinary Shareholders’ Meeting which approved mainly:

(1)	the Merger of TmarPart with and into Oi and its appraisal report prepared by a specialized company;

(2)	the approval of Oi’s new bylaws;

(3)	the election of a new Oi Board of Directors, with term of office until the shareholders’ meeting that approves the financial statements for the year ending December 31, 2017.

(4)	the proposal and start of the Voluntary Conversion period and the related terms and conditions.

The approval of the Merger on September 1, 2015 confirmed the termination of TmarPart’s shareholders’ agreements.

With regard to the Voluntary Conversion, also approved at the Company’s Shareholders’ Meeting held on September 1, 2015, a 30-day period was initiated, until October 1, 2015, for the holders of preferred shares to declare their acceptance. After the end of the 30-day period, a total of 314,250,655 Oi preferred shares, or 66.84% of total preferred shares ex-treasury, were tendered for conversion by their holders, and the minimum acceptance percentage by 2/3 of the holders of preferred shares ex-treasury to which the Voluntary Conversion was subject, was reached.

On October 8, 2015, the Company’s Board of Directors ratified the voluntary conversion of preferred shares into Oi common shares, approved the effective conversion of the preferred shares tendered for conversion on BM&FBOVESPA and Banco do Brasil, and accepted the conversion requests filed by the holders of Preferred ADSs. The Company’s Board of Directors also approved the summon of the Extraordinary Shareholders’ Meeting to reflect the new share structure, as a result of the Voluntary Conversion, in the Company’s Bylaws. This Shareholders’ Meeting was summoned on October 13, 2015, to be held on November 13, 2015.

As a result of the merger, TmarPart’s net assets at book value merged with and into the Company were R$122,412, without change in the number of shares issued or dilution of the shareholders’ interests. The merger also resulted in the transfer to the Company’s equity of the tax benefits totaling R$1,511,010 resulting from the goodwill of TmarPart and its controlling shareholders.

As a result of the merger, TmarPart’s shareholders received the same amount of Company shares as the shares held by TmarPart immediately before the merger, so that there was no dilution of the Company’s shareholders’ interests.

Company’s capital increase through the payment by Pharol of all PT Portugal shares

As disclosed in the Material Fact Notice issued by the Company on February 20, 2014 and pursuant to the Definitive Agreements executed on February 19, 2014, which described the steps necessary

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

to implement the Transaction, the Company’s Board of Directors decided at the meetings held on April 28 and 30, 2014, to increase capital by R$13,217,865 through a primary public distribution of Company common and preferred shares, with the issue of 2,142,279,524 common shares for public subscription, including 396,589,982 common shares in the form of American Depositary Shares (“ADSs”), and 4,284,559,049 preferred shares, including 828,881,795 preferred shares in the form of ADSs.

On May 5, 2014, Banco BTG Pactual S.A., as Public Offering Stabilizing Underwriter, exercised, under Article 24 of CVM Instruction 400, part of the distribution option for 120,265,046 Oi common shares and 240,530,092 Oi preferred shares (“Overallotment Shares”), amounting to R$742,035. As a result, on said date the Company capital increased to R$21,431,109.

The shares were issued at the price of R$2.17 per common share and R$2.00 per preferred share. The common shares in the form of ADSs (“ADSs ON”, each representing one common share) were issued at the price of US$0.970 per ADS ON, and the preferred shares in the form of ADSs (“ADSs PN”, each representing one preferred share) were issued at the price of US$0.894 per ADS PN.

Finally, the issued shares were paid in (i) by Pharol in assets, through the assignment to the Company of all PT Portugal SGPS, S.A. (“PT Portugal”) shares, which held all the (i.a) operating assets of Pharol, except its direct or indirect interests in the Company and in Contax Participações S.A., and (i.b) liabilities of Pharol at the assignment date, as determined in the Valuation Report prepared by Banco Santander (Brasil) S.A. (“PT Assets”), approved at the Company’s Shareholders’ Meeting held on March 27, 2014; and (ii) in cash, on the subscription date, in local legal tender. Accordingly, the Company’s capital increase totaled the gross amount of R$13.96 billion, including PT’s assets valued at R$5.71 billion.

Corporate reorganization of the Oi Internet Group

On February 2, 2015, as part of the corporate and asset reorganization process of the Oi’s direct or indirect subsidiaries, initiated in 2012, Extraordinary Shareholders’ Meetings were held to decide on the mergers of the BrT Serviços de Internet S.A. (“BrTI”) and Telemar Internet Ltda. (“Telemar Internet”) with and into Oi Internet, and the liquidation of the merged companies.

The combination of BrTI and Telemar Internet operations with Oi Internet, through the consolidation of the activities carried out by these companies will generate considerable administrative and economic benefits, through cost cuts and the generation of synergy gains.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies detailed below have been consistently applied in all fiscal years presented in these interim financial information, and have been consistently applied both by the Company and its subsidiaries.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(a)	Reporting basis

The Company’s quarterly information has been prepared for the quarter ended September 30, 2015 and in accordance CPC 21 (R1) issued by the Accounting Pronouncements Committee (CPC), which address interim financial reporting.

CPC 21 (R1) requires that management use certain accounting estimates. The quarterly information has been prepared based on the historical cost, except for certain financial assets and financial liabilities measured at their fair values.

This quarterly information does not include all the information and disclosures required in annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with accounting practices adopted in Brazil. There were no changes in the accounting policies adopted in the period ended September 30, 2015 as compared to those applicable in the year ended December 31, 2014.

With the sale of PT Portugal shares to Altice, the results of PT Portugal’s operations, previously consolidated and disclosed in each line item of the income statement for the period ended September 30, 2014, were reclassified to a single line of discontinued operations, as required by CPC 31.

After July 2, 2015, the remaining assets and liabilities of PT Portugal not sold to Altice (Note 1) started to be fully consolidated by the Company and presented in each line item of the balance sheet, except for the assets and liabilities of operations in Africa, which are consolidated and stated in a single line item of the balance sheet as assets held for sale, based on management’s expectation and decision of holding these assets and liabilities for sale.

Functional and presentation currency

The Company and its subsidiaries operate mainly as telecommunications industry operators in Brazil, Africa, and Asia, and engage in activities typical of this industry. The items included in the financial statements of each group company are measured using the currency of the main economic environment where it operates (“functional currency”). The individual and consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional and presentation currency.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

To define its functional currency, management considered the currency that influences:

●	the sales prices of its goods and services;
●	the costs of services and sales;
●	the cash flows arising from receipts from customers and payments to suppliers;
●	interest, investments and financing.

Transactions and balances

Foreign currency-denominated transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange gains and losses arising on the settlement of the transaction and the translation at the exchange rates prevailing at period-end, related foreign currency-denominated monetary assets and liabilities are recognized in the income statement, except when qualified as hedge accounting and, therefore, deferred in equity as cash flow hedges and met investment hedges.

Group companies with a different functional currency

The profit or loss and the financial position of all Group entities, none of which uses a currency from a hyperinflationary economy, whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities are translating at the rate prevailing at the end of the reporting period;

●	revenue and expenses disclosed in the income statement are translated using the average exchange rate;

●	all resulting foreign exchange differences are recognized as a separate component of equity, in line item ‘Carrying value adjustments’;

●

the exchanges differences arising on translating the net investment in foreign operations and loans and other foreign currency instruments designated as hedges of these investments are recognized in equity. when a foreign transaction is partially disposed of or sold, the foreign exchange differences previously recognized in equity are recognized in the income statement as part of the gain or loss from the sale; and

●	goodwill and fair value adjustments, arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

As at September 30, 2015 and 2014, the foreign currency-denominated assets and liabilities were translated into Brazilian reais using the following foreign exchange rates:

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Closing		Average
Currency	09/30/2015	12/31/2014	09/30/2015	09/30/2014
Euro	4.4349	3.2270	4.3866	3.0088
US dollar	3.9729	2.6562	3.9065	2.3329

Consolidation of the interim financial information

As a result of the corporate events that occurred in Cabo Verde Telecom in 2015, the Company ceased to exercise all its rights provided for by the shareholders’ agreements, notably the right to elect the majority of the members of the Board of Directors. For accounting purposes, the Company believes that the criteria for the existence of control in Cabo Verde Telecom no longer exist and this investment is now recognized in the consolidated financial statements under the equity method of accounting instead of full consolidation.

(b)	Estimates and critical accounting judgments

In preparing the quarterly information, the Company’s management uses estimates and assumptions based on historical experience and other factors, including expected future events, which are considered reasonable and relevant. The use of estimates and assumptions frequently requires judgments related to matters that are uncertain with respect to the outcomes of transactions and the amount of assets and liabilities. Actual results of operations and the financial position may differ from these estimates. The estimates that represent a significant risk of causing material adjustments to the carrying amounts of assets and liabilities were disclosed in the Company’s financial annual statements referred to above. In the period ended September 30, 2015, there was no material change in the accounting estimates adopted by the Company and its subsidiaries.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

3.	FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1.	Overview

The table below summarizes our financial assets and financial liabilities carried at fair value at September 30, 2015 and December 31, 2014.

	Accounting measurement	09/30/2015
		Carrying amount	Fair value
Assets
Cash and banks	Fair value	536,469	536,469
Cash equivalents	Fair value	12,655,819	12,655,819
Short-term investments	Fair value	3,222,949	3,222,949
Derivative financial instruments	Fair value	8,192,769	8,192,769
Accounts receivable (i)	Amortized cost	8,045,006	8,045,006
Held-for-sale assets
Unitel’s financial asset available for sale	Fair value	5,888,112	5,888,112
Dividends receivables from Unitel and other financial assets	Amortized cost	2,333,006	2,333,006

Liabilities
Trade payables (i)	Amortized cost	4,429,909	4,429,909
Borrowings and financing
Borrowings and financing (ii)	Amortized cost	55,860,863	41,946,542
Due to related parties	Amortized cost
Debentures	Amortized cost	4,238,130	4,218,788
Derivative financial instruments	Fair value	1,749,881	1,749,881
Dividends and interest on capital	Amortized cost	90,059	90,059
Licenses and concessions payable (iii)	Amortized cost	843,245	843,245
Tax refinancing program (iii)	Amortized cost	808,586	808,586
Other payables (payable for the acquisition of equity interest) (iii)	Amortized cost	403,601	403,601

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Accounting measurement	12/31/2014
		Carrying amount	Fair value
Assets
Cash and banks	Fair value	532,285	532,285
Cash equivalents	Fair value	1,916,921	1,916,921
Cash investments	Fair value	282,700	282,700
Derivative financial instruments	Fair value	3,221,481	3,221,481
Accounts receivable (i)	Amortized cost	7,455,687	7,455,687
Held-for-sale assets	Fair value
Unitel’s financial asset available for sale	Fair value	4,284,416	4,284,416
Dividends receivables from Unitel and other financial assets	Amortized cost	1,627,572	1,627,572

Liabilities
Trade payables (i)	Amortized cost	4,331,286	4,331,286
Borrowings and financing
Borrowings and financing (ii)	Amortized cost	28,072,519	27,534,247
Debentures	Amortized cost	7,776,876	7,513,867
Derivative financial instruments	Fair value	666,922	666,922
Dividends and interest on capital	Amortized cost	185,138	185,138
Licenses and concessions payable (iii)	Amortized cost	1,361,940	1,361,940
Tax refinancing program (iii)	Amortized cost	990,230	990,230
Other payables (payable for the acquisition of equity interest) (iii)	Amortized cost	408,978	408,978

(i) The balances of accounts receivables and trade payables have near terms and, therefore, they are not adjusted to fair value.

(ii) Part of this balance of borrowings and financing with the BNDES, export credit agencies, and other related parties correspond to exclusive markets and, therefore, the fair values of these instruments is similar to their carrying amounts. A portion of the balance of borrowings and financing refers to the bonds issued in the international market, for which is there is a secondary market, and their fair values are different from their carrying amounts.

(iii) There is no active market for licenses and concessions payable, the tax refinancing program, and other payables (payable for the acquisition of equity interest); therefore, they are not adjusted to fair value.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

3.2.	Fair value of financial instruments

The Company and its subsidiaries have measured their financial assets and financial liabilities at their market or actual realizable values (fair value) using available market inputs and valuation techniques appropriate for each situation. The interpretation of market inputs for the selection of such techniques requires considerable judgment and the preparation of estimates to obtain an amount considered appropriate for each situation. Accordingly, the estimates presented may not necessarily be indicative of the amounts that could be obtained in an active market. The use of different assumptions for the calculation of the fair value may have a material impact on the amounts obtained.

(a)	Derivative financial instruments

The method used for calculation of the fair value of derivative instruments was the future cash flows associated to each instrument contracted, discounted at market rates prevailing at September 30, 2015.

(b)	Non-derivative financial instruments measured at fair value

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the reporting period, multiplied by the number of outstanding securities.

For the remaining contracts, the Company carries out an analysis comparing the current contractual terms and conditions with the terms and conditions effective for the contract when they were originated. When terms and conditions are dissimilar, fair value is calculated by discounting future cash flows at the market rates prevailing at the end of the period, and when similar, fair value is similar to the carrying amount on the reporting date.

(c)	Fair value measurement hierarchy

CPC 46 defines fair value as the price for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties, in an arm’s length transaction on measurement date. The standard clarifies that the fair value must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (i.e., observable data) and a less weight to inputs based on data without transparency (i.e., unobservable data). Additionally, the standard requires that an entity consider all nonperformance risk aspects, including the entity’s credit, when measuring the fair value of a liability.

CPC 40 establishes a three-level hierarchy to measure and disclose fair value. The classification of an instrument in the fair value measurement hierarchy is based on the lowest level of input significant for its measurement. We present below a description of the three-level hierarchy:

Level 1—inputs consist of prices quoted (unadjusted) in active markets for identical assets or liabilities to which the entity has access on measurement date.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Level 2—inputs are different from prices quoted in active markets used in Level 1 and consist of directly or indirectly observable inputs for the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability or that can support the observed market inputs by correlation or otherwise for substantially the entire asset or liability.

Level 3—inputs used to measure an asset or liability are not based on observable market variables. These inputs represent management’s best estimates and are generally measured using pricing models, discounted cash flows, or similar methodologies that require significant judgment or estimate.

There were no transfers between levels between September 30, 2015 and December 31, 2014.

	Fair value measurement hierarchy	Fair value	Fair value
		09/30/2015	12/31/2014
Assets
Cash and banks	Level 1	536,469	532,285
Cash equivalents	Level 2	12,655,819	1,916,921
Short-term investments	Level 2	3,222,949	282,700
Derivative financial instruments	Level 2	8,192,769	3,221,481
Held-for-sale assets (i)	Level 3	5,888,112	4,284,416
Liabilities
Derivative financial instruments	Level 2	1,749,881	666,922
(i)

Refers to the fair value of the financial investment of 25% of Unitel’s share capital, classified as held for sale (Note 26). The fair value of this investment at the date of acquisition was estimated based on the valuation made by Banco Santander (Brasil), which used a series of estimates and assumptions, including cash flows forecasts for a four-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of appropriate discount rates. The Company monitors and updates periodically the main assumptions and material estimates, and takes into consideration, but not limited to, the events referred to in item 3.4.5 (“Risks related to the stake held in Unitel”). At the end of September and in October 2015 a set of events took place, in particular, filing of legal proceedings from PT Ventures against Unitel and its other shareholders. These events are recent and involve complex issues and judgments, and the Company has not fully assessed their effects and impacts on the valuation of the investment in Unitel. On September 30, 2015, the Company did not take into consideration these events in the valuation of the investment in Unitel and as soon as these effects are measured, the Company will reflect such events in the financial statements.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

3.3.	Measurement of financial assets and financial liabilities at amortized cost

We concluded that the discount to present value of financial assets and financial liabilities under the amortized cost method does not apply, based on the valuation made for this purpose, for the following main reasons:

●

Accounts receivables: near-term maturity of bills. In the case of the dividends receivable from Unitel, the effects of the lawsuit filed by PT Ventures against Unitel have not yet been assessed, taking into account that this event is recent and involves complex issues and judgments.

●	Trade payables, dividends and interests on capital: all obligations are due to be settled in the short term.

●	Borrowings and financing and due from and to related parties: all transactions are adjusted for inflation based on contractual indices.

●

Licenses and concessions payable, tax refinancing program and other payables (payable for the acquisition of equity interests): all payables are adjusted for inflation based on the contractual indices.

3.4.	Financial risk management

The Company’s and its subsidiaries’ activities expose them to several financial risks, such as: market risk (including currency fluctuation risk, interest rate risk on fair value, interest rate risk on cash flows, and price risk), credit risk, and liquidity risk. The Company and its subsidiaries use derivative financial instruments to protect them against certain exposures to these risks.

Risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by management.

The Hedging and Cash Investments Policies, approved by the Board of Directors, document the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies.

Under the Hedging Policy, market risks are identified based on the features of financial transactions contracted and to be contracted during the year. Several scenarios are then simulated for each of the risk factors using statistical models, used as basis to measure the impacts the on Group’s financial income (expenses). Based on this analysis, the Executive Committee annually agrees with the Board of Directors the Risk Guideline to be followed in each financial year. The Risk Guideline is equivalent to the worst expected impact of financial income (expenses) on the Group’s net income, with 95% of level of confidence. To ensure a proper risk management, according to the Risk Guideline, the treasury can contract hedging instruments, including derivative transactions such as swaps and currency forwards. The Company and its subsidiaries do not use derivative financial instruments for other purposes.

With the approval of the Policies, a Financial Risk Management Committee that meets monthly was created, currently consisting of the CEO, the CFO, the Executive Planning Officer, the Development

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

and New Business Management Officer, the Tax Officer, the General Controller, and the Treasury Officer, and the Internal Audit Officer as observer.

According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks.

3.4.1.	Market risk

(a)	Foreign exchange risk

Financial assets

Foreign currency-denominated cash equivalents and cash investments are basically maintained in securities issued by financial institutions abroad similar to Bank Certificates of Deposit (CDBs) traded in Brazil (time deposits), and euro-denominated time deposits and United States dollars (“dollar” or “dollars”).

The risk associated to these assets arises from the possible exchange rate fluctuations that may reduce the balance of these assets when translated into Brazilian reais. The Company’s and its subsidiaries’ assets subject to this risk represent approximately 82.38% (11.41% at December 31, 2014) of our total cash and cash equivalents and cash investments.

Net investment in foreign subsidiaries

The risks related to the Company’s investments in foreign currency arise mainly from the investments in the subsidiaries in Africa. The Company does not have any contracted instrument to hedge against the risk associated to the net investments in foreign companies.

Foreign exchange risk sensitivity analysis

Management estimated the impact of a potential depreciation of the euro and the US dollar by 25% and 50%, using as benchmark for the possible and remote scenarios, respectively, as follows:

	Rate
Description	09/30/2015	Depreciation
Probable scenario
US dollar	3.97290	0%
Euro	4.43490	0%
Possible scenario
US dollar	2.97968	25%
Euro	3.32618	25%
Remote scenario
US dollar	1.98645	50%
Euro	2.21745	50%

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

09/30/2015
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
US dollar cash	Dollar depreciation	149,654	112,240	74,827
Euro cash	Euro depreciation	13,372,485	10,029,379	6,686,242
Total pegged to exchange rates		13,522,139	10,141,619	6,761,069

Financial liabilities

The Company and its subsidiaries have foreign currency-denominated or foreign currency-indexed borrowings and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. The Company’s and subsidiaries’ borrowings and financing exposed to this risk represent approximately 77.6% (41.7% at December 31, 2014) of total liabilities from borrowings and financing, less the contracted currency hedging transactions. In order to minimize this type of risk, we enter into foreign exchange hedges with financial institutions. Out of the consolidated foreign currency-denominated debt, 98.4% (100.0% at December 31, 2014) is protected by exchange swaps, currency forwards, and cash investments in foreign currency. Additionally, with the completion of the sale of PT Portugal on June 2, 2015, most of the proceeds received by the Company are denominated in euros, which operates as a natural hedge for the debt kept in Oi’s post-sale consolidated framework. The unrealized gains or losses on hedging transactions are measured at fair value, as described in 3.2 (a) above.

These financial assets and liabilities are presented in the balance sheet as follows:

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	09/30/2015		12/31/2014
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and banks	168,033	168,033	26,759	26,759
Cash equivalents	10.293,549	10.293,549	198,047	198,047
Short-term investments	3,060,557	3,060,557	86,807	86,807
Derivative financial instruments	7,783,186	7,783,186	3,025,464	3,025,464
Financial liabilities
Borrowings and financing (Note 17)	46,605,640	46,605,640	14,781,242	14,781,242
Derivative financial instruments	1,210,378	1,210,378	425,784	425,784

Derivative financial instruments are summarized as follows:

	Derivatives designated for hedge accounting
		Fair value
	Maturity (years)	Amounts (payable)/receivable
		09/30/2015	12/31/2014
US$/R$ cross currency swaps	0.4 - 8.4	4,815,896	1,816,206
US$/fixed rate cross currency swaps	5.0	744,686	649,293
EUR/R$ cross currency swaps	2.2 – 4.6	(636)
EUR/R$ non-deliverable forwards (NDFs)	< 1 year		23,524

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Derivatives not designated for hedge accounting
		Fair value
	Maturity (years)	Amounts (payable)/receivable
		09/30/2015	12/31/2014
US$/R$ cross currency swaps	0.3	66,612	24,122
R$/US$ cross currency swaps	0.3	(57,570)	(31,290)
US$/R$ non-deliverable forwards (NDFs)	< 1 year	340,743	107,718
EUR/R$ non-deliverable forwards (NDFs)	< 1 year	648,957	10,107

Options (USD/R$ put option)	3.6 - 5.1	14,120

The main foreign currency hedge transactions contracted with financial institutions to minimize the foreign exchange risk are as follows:

Cross currency swap contracts (plain vanilla)

US$/R$: Refer to foreign exchange swaps to protect its US dollar-denominated debt payments. Under these contracts, the asset position is in US dollars plus a fixed interest rate or in US LIBOR plus a fixed interest rate, and the liability position a percentage of interbank deposit rate (CDI) or a fixed rate in real. The main risk of loss in the asset position of these instruments is the US dollar exchange rate fluctuation; however, such losses would be fully offset by the US dollar-denominated debt’s maturities.

R$/US$: Refer to foreign exchange swaps to reverse swap contracts. Under these contracts, the asset position is in US dollar plus a fixed rate and the liability position is a percentage of CDI. The main risk of loss in the liability position of these instruments is the US dollar exchange rate fluctuation; however, such possible losses would be fully offset by the maturities of the reversed US dollar-denominated swaps.

Non-deliverable forwards (NDFs)

US$/R$: Refer to future US dollar sales transactions using NDFs to protect against a depreciation of the Brazilian real in relation to the US dollar. The main strategy for these contracts is to set the foreign exchange rate for the contract period at a fixed amount, thus mitigating the risk of adverse fluctuations on US dollar-denominated debt. In order to extend the hedging period, we can roll over these instruments by selling US dollars for the period equivalent to the short-term NDF in the portfolio and simultaneously purchase US dollars for longer positions.

Euro/R$: Refer to future Euro sales transactions using NDFs to protect against a depreciation of the Brazilian real in relation to the Euro. The main strategy for these contracts is to set the foreign exchange rate for the contract period at a fixed amount, thus mitigating the risk of adverse fluctuations on euro-denominated debt. In order to extend the hedging period, we can roll over these instruments by selling euro for the period equivalent to the short-term NDF in the portfolio and simultaneously purchase euro for longer positions.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Options (put options)

Refers to the acquisitions of dollar put options related to debt’s principal to hedge against an appreciation of the real against the dollar. The main strategy of these options is to set a lower foreign exchange rate for a set of swaps during the contract period, thus mitigating unfavorable changes in the long position of these derivatives.

As at September 30, 2015 and 2014, the derivative transactions in the amounts shown below were recognized in financial income (expenses) (see note 6):

	09/30/2015	09/30/2014
Gain (loss) on currency swaps	5,390,142	56,415
Currency forwards	2,109,579	(396,888)
Options	(9,015)
Total	7,490,706	(340,473)

The movements below, related to currency hedges designated for hedge accounting treatment, were recognized in other comprehensive income:

Table of movements in hedge accounting effects in other comprehensive income
Balance at Dec 31, 2014	165,085
Gain on designated hedges	(1,456,473)
Transfer on ineffective portion to profit or loss	(9,742)
Amortization of hedges to profit or loss at the effective rate	5,942
Deferred taxes on hedge accounting	496,493
Balance at Sep 30, 2015	(798,695)

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(a.1) Foreign exchange risk sensitivity analysis

As at September 30, 2015, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies, at the end of the reporting period. The rates used for the probable scenario were the rates prevailing at the end of September 2015. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

	Rate
Description	09/30/2015	Depreciation
Probable scenario
US dollar	3.97290	0%
Euro	4.43490	0%
Possible scenario
US dollar	4.96613	25%
Euro	5.54363	25%
Remote scenario
US dollar	5.95935	50%
Euro	6.65235	50%

As at September 30, 2015, management estimated the outflow for the payment of interest and principal of its debt pegged to exchange rates based on the interest rates prevailing at the end of this reporting period and the exchange rates above.

The impacts of foreign exchange exposure, in the sensitivity scenarios estimated by the Company, are shown in the table below:

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

09/30/2015
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario

US dollar debt	Dollar appreciation	21,668,546	27,085,683	32,502,819
Derivatives (net position - US$)	Dollar depreciation	(20,902,044)	(26,127,555)	(31,353,066)
US dollar cash	Dollar depreciation	(149,654)	(187,068)	(224,481)
Euro debt	Euro appreciation	25,398,152	31,747,690	38,097,228
Derivatives (net position - euro)	Euro depreciation	(11,866,349)	(14,832,936)	(17,799,524)
Euro cash	Euro depreciation	(13,372,485)	(16,715,606)	(20,058,728)
Total pegged to exchange rates		776,166	970,208	1,164,248

(b)	Interest rate risk

Financial assets

Cash equivalents and cash investments in local currency are substantially maintained in financial investment funds exclusively managed for the Company and its subsidiaries, and investments in private securities issued by prime financial institutions.

The interest rate risk linked to these assets arises from the possibility of decreases in these rates and consequent decrease in the return on these assets.

Financial liabilities

The Company and its subsidiaries have borrowings and financing subject to floating interest rates, based on the Long-term Interest Rate (TJLP) or the CDI, in the case of real-denominated debt, and on the LIBOR, in the case of dollar-denominated debt, and EURIBOR in the case of euro-denominated debt.

As at December 30, 2015, approximately 30.7% (60.3% at December 31, 2014) of the incurred consolidated debt, less adjustment for derivative transactions, was subject to floating interest rates. After the derivative transactions, approximately 53.5% (79.4% at December 31, 2014) of the consolidated debt was subject to floating interest rates. The most material exposure of Company’s and its subsidiaries’ debt after the hedging transactions is to CDI. Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments and hedging adjustments.

We continuously monitor these market rates to assess the possible contracting of instruments to hedge against the risk of fluctuation of these rates.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

These assets and liabilities are presented in the balance sheet as follows:

	09/30/2015		12/31/2014
	Carrying amount	Market value	Carrying amount	Market value
Financial assets
Cash equivalents	2,362,270	2,362,270	1,718,874	1,718,874
Cash investments	162,392	162,392	195,893	195,893
Derivative financial instruments	409,583	409,583	196,017	196,017
Financial liabilities
Borrowings and financing	16,517,972	16,517,972	17,722,928	17,722,928
Derivative financial instruments	539,503	539,503	241,138	241,138

The amounts of contracted derivatives to hedge against floating interest rates on outstanding debt are summarized below:

	Derivatives designated for hedge accounting
		Fair value
	Maturity (years)	Amounts (payable)/receivable
		09/30/2015	12/31/2014
Fixed rate/DI rate swaps	5.0	(123,938)	(37,627)
US$ LIBOR/US$ fixed rate swaps	< 1 year		(1,413)

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Derivatives not designated for hedge accounting
		Fair value
	Maturity (years)	Amounts (payable)/receivable
		09/30/2015	12/31/2014
US$ LIBOR/US$ fixed rate swaps	0.3 - 6.3	(415,565)	(200,771)
US$ fixed rate/US$ LIBOR swaps	6.3	409,583	194,690

The main hedging transactions contracted with financial institutions to minimize the interest rate risk are as follows:

Interest rate swaps

US$ LIBOR/US$ fixed rate: Refer to interest rate swaps to protect debt payments pegged to US dollar floating rates from exchange fluctuation. Under these contracts, the asset position in US dollar LIBOR and the liability position is a fixed rate. The risk of loss in the asset position of these instruments is, therefore, the fluctuation of the US dollar LIBOR; however, such possible losses would be fully offset by maturities of US dollar-denominated debt pegged to LIBOR.

US$ fixed rate/US$ LIBOR: Refers to the interest rate swap transaction that changes US dollar-denominated debt payments from fixed rate to floating rate. Under this contract, the asset position is a US dollar fixed rate and a LIBOR liability position to reduce the cost of the backing debt, as part of the Company’s onerous liability management strategy.

R$ fixed rate/CDI: Refer to interest rate swaps to convert a foreign exchange swap liability position at a fixed rate into R$ to a liability subject to a DI percentage. This transaction is intended to swap the exchange peg of a certain dollar-denominated debt to a floating DI position, cancelling the debt’s current fixed rate position.

As at September 30, 2015 and 2014, the amounts shown below were recorded as gain or loss on derivative financial instruments (see note 6):

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	09/30/2015	09/30/2014
Gain (loss) on interest rate swap	(37,895)	(20,528)
Total	(37,895)	(20,528)

The movements below, related interest rate hedges designated for hedge accounting treatment, were recognized in other comprehensive income:

Table of movements in hedge accounting effects in other comprehensive income

Balance at Dec 31, 2014	(41,442)
Gain on designated hedges	(79,277)
Transfer on ineffective portion to profit or loss	42
Amortization of hedges to profit or loss at the effective rate	2,191
Deferred taxes on hedge accounting	26,195
Balance at Sep 30, 2015	(92,291)

(b.1) Interest rate fluctuation risk sensitivity analysis

Management believes that the most significant risk related to interest rate fluctuations arises from its liabilities pegged to the TJLP, the USD LIBOR, and mainly the CDI. This risk is associated to an increase in those rates.

As at September 30, 2015, management estimated the fluctuation scenarios of the rates CDI, TJLP, and USD LIBOR. The rates used for the probable scenario were the rates prevailing at the end of the reporting period. These rates have been stressed by 25 and 50 percent, and used as benchmark for the possible and remote scenarios. Note that beginning January 2015, the TJLP increased from 5.0% p.a. to 5.5% p.a. and subsequently, between April 1 and June 30, 2015, it increased to 6.0%, and between July 1 and September 30, 2015 it remained at 6.5%. Before the end of the current quarter, the National Monetary had decided for an new increase for this rate, this time to 7.0% p.a., effective beginning October 1 through December 31, 2015.

09/30/2015
Interest rate scenarios
Probable scenario			Possible scenario			Remote scenario
CDI	TJLP	6M USD LIBOR	CDI	TJLP	6M USD LIBOR	CDI	TJLP	6M USD LIBOR
14.13	6.50	0.5340	17.66	8.13	0.6675	21.20	9.75	0.8010

As at September 30, 2015, management estimated the future outflows for the payment of interest and principal of its debt pegged to CDI, TJLP, and US$ LIBOR based on the interest rates above. The outflows for repayment of Oi Group related party debt were not considered.

Such sensitivity analysis considers payment outflows on future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair values, or even the present values of these liabilities. The fair values of these liabilities, should the Company’s credit risk remain unchanged,

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

would not be impacted in the event of fluctuations in interest rates, as the interest rates used to estimate future cash outflows would be the same rates that discount such flows to present value.

The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

09/30/2015
Transaction	Individual risk	Probable scenario	Possible scenario	Remote scenario
CDI-indexed debt	CDI increase	2,469,990	2,953,681	3,432,206
Derivatives (net position - CDI)	CDI increase	9,871,859	12,148,026	14,401,808
TJLP-indexed debt	TJLP increase	973,304	1,152,410	1,339,191
US LIBOR-indexed debt	US LIBOR increase	293,574	309,691	325,806
Derivative instruments (net position - LIBOR)	USD LIBOR decrease	(191,008)	(202,504)	(214,000)
Total pegged to interest rates		13,417,719	16,361,304	19,285,011

3.4.2.	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. Doubtful receivables are adequately covered by an allowance for doubtful accounts.

Transactions with financial institutions (cash investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts. As at September 30, 2015, approximately 99.52% of the consolidated cash investments were made with counterparties with an AAA, AA, A and sovereign risk rating.

The Company had credit risks related to dividends receivable associated to the investment in Unitel. The credit risks associated to these dividends receivable from Unitel are detailed in paragraph 3.4.5 (Risks related to the stake held in Unitel).

3.4.3.	Liquidity risk

The liquidity risk also arises from the possibility of the Company being unable to discharge its liabilities on maturity dates and obtain cash due to market liquidity restrictions.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Management uses its resources mainly to fund capital expenditures incurred on the expansion and upgrading of the network, invest in new businesses, pay dividends, and refinance its debt.

Conditions are met with internally generated cash flows, short- and long-term debt, and third party financing. These sources of funds, coupled with the Company’s solid financial position, will continue to ensure the compliance with established capital requirements.

The Oi Group has two revolving credit facilities that increases short-term liquidity and increases the cash management efficiency, and is consistent with its capital cost reduction strategic focus. The revolving credit facilities were contracted in November 2011 and December 2012 with syndicates consisting of several global banks.

The following are the contractual maturities of the financial liabilities, including estimated interest payments, where applicable:

	Less than a year	One to three year	Four to five years	Over five years	Total

Balance at September 30, 2015
Borrowings and financing, and derivative financial instruments (i)	11,367,438	23,528,789	17,236,669	10,910,625	63,043,521
Debentures (i)	773,428	3,412,365	1,932,682	8,177	6,126,652
Trade payables (ii)	1,220,711				1,220,711
Licenses and concessions (iii)	2,810	840,102	333		843,245
Tax refinancing program (iv)	22,253	267,057	178,038	341,238	808,586

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The amounts disclosed in the tables take into account the contractual undiscounted payment outflow estimates, these amounts are not reconciled with the amounts disclosed in the balance sheet for borrowings and financing, derivative financial instruments, and trade payables.

(i)

Includes the future interest payment estimates, calculated based on the applicable interest rates and takes into account all the interest and principal payments that would be made on the contractual settlement dates;

(ii)

Consists of the estimated obligations for the purchase of fixed-line and mobile telephony equipment in Brazil with contractual obligations entered into with our suppliers, including all the significant terms and conditions, and the approximate transaction life;

(iii)	Consists of obligations due to ANATEL related to the radiofrequency licenses. Includes accrued, unpaid interest for each period; and

(iv)	Consists of the tax installment plan designed under the tax refinancing programs. Includes accrued, unpaid interest for each period.

Capital management

The Company manages its equity structure according to best market practices.

The objective of capital management is to ensure that liquidity levels and financial leverage that allow the sustained growth of the Group, the compliance with the strategic investment plan, and returns to our shareholders.

The Company may change its capital structure, according to existing economic and financial conditions, to optimize its financial leverage and debt management.

The indicators used to measure capital structure management are: gross debt to accumulated twelve-month EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), net debt (gross debt less cash and cash equivalents and cash investments) to accumulated twelve-month EBITDA, and the interest coverage ratio, as follows:

Gross debt to EBITDA	from 2x to 4.0x
Net debt to EBITDA	from 1.4x to 3x
Interest coverage ratio (*)	greater than 1.75

(*) Measures the Company’s ability to settle its future interest obligations.

As a result of the sale of PT Portugal, the Company maintained a portion of the Portuguese subsidiary’s debt, while receiving cash from the divesture. As a result, the gross debt-to-EBITDA ratio will temporarily exceed the amount that, under normal conditions, would be this ratio’s target amount, in the Company’s capital management process (Note 17). After receiving these cash proceeds, the Company initiated a liability management process to define the best debt prepayment strategy.

3.4.4.	Risk of acceleration of maturity of borrowings and financing

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Under some debt instruments of the Company, default events can trigger the accelerated maturity of other debt instruments. The impossibility to incur in new debt might prevent such companies from investing in their business and incur in required or advisable capital expenditures, which would reduce future sales and adversely impact their profitability. Additionally, the funds necessary to meet the payment commitments of the borrowings raised can reduce the amount of funds available for capital expenditures.

The risk of accelerated maturity arising from noncompliance of financial covenants associated to the debt is detailed in Note 17, ‘Covenants’.

3.4.5.	Risks related to our African and Asian operations

We may be unable to dispose of our interest in Africatel for a consideration that exceeds its carrying value in our financial statements or at all. Any impairment of the fair market value of at which we record our indirect investment in Unitel in our financial statements would have a material adverse impact on the Company’s financial position and performance.

On September 16, 2014, the Company’s Board of Directors authorized the Company to take the necessary actions to sell our Africatel shares, representing 75% of the latter’s capital. The stake in Africatel is recognized in the financial statements for the quarter ended June 30, 2015 as held for sale. The Company engaged a financial advisor to assist in the sale of its stake in Africatel.

As at September 30, 2015, the Company recognized in the consolidated interim financial information as held-for-sale assets R$10,167 million related to the assets of the businesses in Africa and Timor, including R$1,881 million in accumulated dividends due to the Company by Unitel and R$5,888 million representing the fair value of Africatel’s 25% stake in Unitel, and recognized as held-for-sale liabilities amounting to R$897 million related to the liabilities of the businesses in Africa and Timor.

The carrying amount of the indirect investment in Unitel is tested for impairment when events or changes in circumstances indicate that the value of this indirect investment in Unitel may be lower than the fair market value at which we carry this investment.

In October 2015, PT Ventures filed lawsuits in Angola against Unitel and an arbitration proceeding against the other Unitel shareholders. The company is currently under negotiations to find alternatives for the realization of the value of its investment in Unitel. Whereas the aforementioned events are recent and the complexity associated these issues and their judgment, the Company is assessing impacts on its financial statements.

The Company maintains its intention to sell its businesses in Africa and Timor by continuing to expend all the necessary efforts toward this goal; however it might not be possible to sell these assets for an amount that exceeds their carrying amount. Any impairment of our indirect investment in Unitel may result in a material on the Company’s financial position and performance.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

We cannot assure you as to when PT Ventures will receive the amount with respect to the declared and unpaid dividends owed to PT Ventures by Unitel or when PT Ventures will receive dividends that may be declared with respect to FY 2014 and subsequent years.

Since November 2012, PT Ventures has not received any payments for outstanding amounts owed to it by Unitel with respect to dividends declared by Unitel for the fiscal years ended December 31, 2012 and 2011, and the extraordinary dividends declared in November 2010, based on the results of operation reported in 2005 and 2006 through 2009 free reserves. Based on the dividends declared by Unitel for those fiscal years, PT Ventures is entitled to receive the total amounts of US$190.0 million (R$755 million) with respect to fiscal year 2012, US$190.0 million (R$755 million) with respect to fiscal year 2011, and US$157.5 million (R$626 million) with respect to the dividends declared in 2010. By the date of this report, PT Ventures had only received US$63.7 million (R$253 million) of its dividends declared by Unitel, for 2010, and did not receive any other amount of the dividends declared for 2011 and 2012.

On March 25, 2014, Unitel issued a statement claiming that PT Ventures is not listed on the shareholders’ register of Unitel, and that the board of directors of Unitel had notified Pharol about the existence of an irregularity, which purportedly resulted in Unitel being unable to pay dividends to PT Ventures until the resolution of this irregularity. On June 3, 2014, the Angolan National Foreign Investment Agency endorsed the updating of PT Ventures’ name (formerly Portugal Telecom Internacional, SGPS, S.A.) in its Foreign Investment Certificate, confirming the current corporate name of the PT Ventures and thus remedying the irregularity pointed out by Unitel’s board of directors.

At Unitel’s shareholders’ meeting held on November 4, 2014, the other shareholders reviewed the financial statements and the allocation of the profit for the year December 31, 2013. PT Ventures requested the postponement of the shareholders’ meeting because the financial statements and other material information about the meeting had not been included in the shareholders’ meeting summon or made available to PT Ventures, even though PT Ventures had requested these materials on several occasions. The postponement request was not accepted and PT Ventures did not attend this meeting, which could not have been held without PT Ventures since Clause 8.2 of the Shareholders’ Agreement establishes that general meetings can only be held in a first summon with the presence of all shareholders. Additionally, PT Ventures did not receive the meeting minutes or was informed about the decisions made, even though it requested such minutes several times.

Unitel’s Shareholders’ Meeting was held on May 13, 2015 to analyze the financial statements and allocate the profit for the year ended December 31, 2014. The other Unitel shareholders did not allow PT Ventures to attend and participate this shareholders’ meeting alleging that they did not acknowledge PT Ventures as a Unitel shareholder. Despite its request, PT Ventures did not receive either a copy of this shareholders’ meeting’s minutes. PT Ventures does not agree with the other Unitel shareholders’ allegations and their position adopted at the shareholders’ meeting. Accordingly, on June 12, 2015, PT Ventures filed with an Angolan court a lawsuit against Unitel claiming the nullity and cancelation of the corporate decision made at the shareholders’ meeting held on May 13.

PT Ventures requested, on several occasions, explanations to Unitel regarding the nonpayment of its share of the declared dividends. By the date of this report, PT Ventures had not received any

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

credible explanation about the nonpayment or reliable indication of the payment timing of the accumulated dividends.

Accordingly, on October 13, 2015, PT Ventures initiate the arbitration proceeding against Unitel’s shareholders as a result of the violation by the latter of several rules of Unitel’s shareholders’ agreement and the Angolan law, including the fact that such shareholders caused Unitel not to pay the dividends paid to PT Ventures and retain the information and clarifications on such payment. Additionally, on October 20, 2015, PT Ventures filed an action for a declaration of sentence against Unitel with an Angolan court, claiming the recognition of PT Ventures’ right to receive the outstanding dividends declared in 2010, and the dividends for the years 2011, 2012, and 2013.

Taking into consideration the complexity associated to the legal proceedings identified above, as well as the fact that they are recent, the Company has not yet completed the assessment of the effects and impacts on the financial statements. The Company’s inability to receive such dividends could have an adverse impact on the fair value of its investment in Unitel, or its financial position and performance.

The other shareholders of Unitel have indicated to PT Ventures that they believe that Pharol’s sale of a non-controlling interest in Africatel did not comply with the Unitel shareholders’ agreement.

The Unitel shareholders’ agreement provides a right of first refusal to the other shareholders of Unitel if any shareholder desires to transfer any or all of its shares of Unitel, other than transfers to certain affiliates. This agreement also provides that if any shareholder breaches a material obligation under such agreement, the other shareholders will have a right to purchase the breaching shareholder’s stake in Unitel at its net book value.

The other shareholders of Unitel have asserted to PT Ventures that they believe that Pharol’s sale of a non-controlling interest in Africatel to Samba Luxco in 2007 constituted a breach the Unitel shareholders’ agreement. PT Ventures disputes this interpretation of the relevant provisions of the Unitel shareholders’ agreement and believes that such provisions apply only to a transfer of Unitel shares by PT Ventures itself.

By the date of this report, the Company had not been notified of any proceedings initiated with respect to Pharol’s sale of a non-controlling stake in Africatel to Samba Luxco. Should the other shareholders of Unitel challenge this sale in a competent body and if a binding decision by an appropriate forum to this effect were to be rendered in favor of those shareholders, PT Ventures could be required to sell its interest in Unitel for a value significantly lower than the amount that recognized by the Company in its financial statements with respect to our indirect investment in Unitel. The sale of PT Ventures’ stake in Unitel, in these circumstances could have a material adverse impact on the Company’s financial position and performance.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The other shareholders of Unitel may claim that, as a result of Pharol’s failure to offer its indirect interest in Unitel to such shareholders prior to the acquisition of PT Portugal by the Company, these shareholders have the right to acquire the shares of Unitel held by PT Ventures at their net book value.

On March 25, 2014, Unitel issued a public statement in which Unitel informs that its shareholders had a right of first refusal in case of the sale of Pharol’s indirect stake in Unitel to another entity. Subsequently, the other shareholders of Unitel delivered a notice to Pharol in which they claimed that our indirect acquisition of Pharol’s interest in Unitel as part of the Oi capital increase had trigger this right. The Company believes that the relevant provisions of the Unitel shareholders’ agreement would apply only to a transfer of Unitel shares by PT Ventures itself.

By the date of this report, the Company had not been notified of any proceedings initiated with respect to Pharol’s failure to offer its indirect interest in Unitel to the other shareholders of Unitel prior to our acquisition of PT Portugal. Should the other shareholders of Unitel claim that Pharol’s failure to offer its indirect interest in Unitel to the shareholders resulted in a breach of the Unitel shareholders’ agreement, and if a binding decision by an appropriate forum to this effect is be rendered in favor of those shareholders, PT Ventures could be required to sell its interest in Unitel for its net book value, which is significantly lower than the amount that the Company recognizes in its financial statements with respect to its indirect investment in Unitel. The sale of PT Ventures’ stake in Unitel, in these circumstances could have a material adverse impact on the Company’s financial position and performance.

The other Unitel shareholders have prevented PT Ventures from exercising its rights to appoint the chief executive officer and a majority of the Board of Directors of Unitel.

Under the Unitel shareholders’ agreement, PT Ventures is entitled to appoint three of the five members of Unitel’s Board of Directors and its chief executive officer. Under the Unitel shareholders’ agreement, the appointment of the chief executive officer of Unitel is subject to the approval of the holders of 75% of Unitel’s shares. However, the other shareholders of Unitel did not vote to elect the directors appointed by PT Ventures at Unitel’s shareholders’ meetings, and as a result, PT Ventures’ representation on Unitel’s Board of Directors was reduced to a single director in June 2006, and the chief executive officer of Unitel has not been a PT Ventures’ appointee since June 2006.

On July 22, 2014, the only member of Unitel’s board of directors that had been appointed by PT Ventures resigned and the other shareholders of Unitel have not permitted PT Ventures to appoint a replacement. In November 2014, the other shareholders of Unitel notified PT Ventures that its rights as a shareholder of Unitel had been suspended in October 2012, even though these shareholders these other shareholders have not indicated any legal basis for this suspension. At a general shareholders meeting on Unitel held on December 15, 2014, an election of members of the board of directors of Unitel was held. At this meeting, Unitel’s other shareholders claimed that PT Ventures was not entitled to vote as a result of the suspension of its rights as a shareholder of Unitel in October 2012, and they refused to elect the member nominated by PT Ventures to Unitel’s Board of Directors.

PT Ventures has filed a suit with an Angolan court to annul the election of members of the Unitel Board of Directors on December 15, 2014. Additionally, on October 13, 2015, PT Ventures initiate

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

the arbitration proceeding against Unitel’s other shareholders as a result of the violation by the latter of several rules of Unitel’s shareholders’ agreement and the Angolan law, including the fact that such shareholders prevented the election of the members appointed by PT Ventures to the Unitel’s Board of Directors.

By the date of this report, no director nominated by PT Ventures is part of Unitel’s Board of Directors.

Unitel has granted loans to a related party and entered into a management contract with a third-party without the approval of PT Ventures.

Under the Unitel shareholders’ agreement, the shareholders of Unitel and their affiliates are not permitted to enter into any contracts with Unitel unless the contracts are approved by a resolution of Unitel’s Board of Directors adopted by at least four members of its Board of Directors. As a result of the inability of PT Ventures to appoint members of the Unitel Board of Directors, PT Ventures is unable to effectively exercise its implied veto right over related party transactions of Unitel.

From May to October 2012, Unitel made disbursements to Unitel International Holdings B.V. totaling €178.9 million (R$616 million) and US$35.0 million (R$112 million) under a “Facility Agreement” entered into between Unitel and Unitel International Holdings B.V. (Unitel Holdings), an entity that competes with Africatel in Cabo Verde and in São Tomé and Principe. Unitel Holdings is controlled by Mrs. Isabel dos Santos, an indirect shareholder of Unitel, and according to public information disclosed by NOS, one of the indirect controlling shareholders of ZOPT, SGPS, S.A. (which holds a majority of the voting and total share capital of NOS). PT Ventures’ representative on Unitel’s Board of Directors voted against these transactions proposed by Unitel, and PT Ventures abstained when the consolidated financial statements of Unitel that included these transactions were approved by the other Unitel shareholders at a shareholders’ meeting.

Unitel made additional loans to related parties in 2013. We were not able to obtain information with regard to the existence of similar transactions conducted in 2014 and 2015.

Any failure by Unitel Holdings to make timely payment under this Facility Agreement could have a material adverse impact on the financial condition and results of operations of Unitel and, therefore, on the value of the Company’s investment in Unitel.

In addition, Unitel has recognized the payment of a management fee of US$155.7 million payable to a third-party in its individual financial statements for the year ended December 31, 2013 prepared in accordance with Angolan GAAP. This management fee was not submitted to Unitel’s Board of Directors or shareholders’ meeting for approval and was not approved by PT Ventures. The payment of a management fee by Unitel could have a material adverse impact on the financial condition and results of operations of Unitel and, therefore, on the value of the Company’s investment in Unitel.

On October 13, 2015, PT Ventures initiate the arbitration proceeding against Unitel’s other shareholders as a result of the violation by the latter of several rules of Unitel’s shareholders’ agreement and the Angolan law, including the fact that they used Unitel as vehicle to conduct

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

transactions with related parties and the failure to provide information and clarifications on these transactions with PT Ventures.

We cannot assure that we will be able to prevent Unitel from taking actions that should require the approval of the members of the Unitel Board of Directors nominated by PT Ventures, including approving related party transactions with the other shareholders of Unitel that we believe are detrimental to the financial condition and results of operations of Unitel. The use of the resources of Unitel in this manner could have a material adverse impact on the financial condition and results of operations of Unitel and, therefore, on the value of the Company’s investment in Unitel.

The other shareholders of Unitel have attempted to dilute the Company’s indirect ownership of Unitel through a capital increase that would be technically unable the Company to participate, and have called shareholders’ meetings at which they have indicated the desire to unilaterally amend the bylaws of Unitel and the Unitel shareholders’ agreement.

At the Unitel’s shareholders’ meeting held on December 15, 2014, the other shareholders of Unitel voted to increase Unitel’s share capital and alter the par value of its shares. Even though PT Ventures has requested several times that the proposal and other material information regarding this and other matters in the meeting’s agenda were sent in advance, PT Ventures never received such documentation and information.

The details of this capital increase are obscure as they were not included in the prior notice for this meeting nor were they discussed in detail during this meeting. Additional details of this capital increase have been included in draft minutes of this meeting provided to PT Ventures and it appears that, although PT Ventures has decided to subscribe to its pro rata share of this capital increase to avoid dilution of its interest in Unitel, payment of the subscription price will be due on an accelerated timetable that would not permit PT Ventures to obtain the necessary foreign exchange approvals prior to the date on which payment would be due. PT Ventures has filed a suit in Angolan court to annul the approval of the Unitel capital increase at this shareholders meeting.

The agenda of Unitel’s general shareholders’ meeting held on December 15, 2014 also included amendments to Unitel’s by-laws and possible amendments to the Unitel shareholders’ agreement, in addition to other matters that may have been raised at the shareholders’ meeting itself. Under the item sundry matters in the agenda, the meeting discussed the investments by Unitel in Zimbabwe and a study in order to implement a corporate reorganization of Unitel. PT Ventures has filed a lawsuit with an Angolan court to annul the approval of investments by Unitel in Zimbabwe and a study in order to implement a corporate reorganization of Unitel.

As for the amendments to Unitel’s bylaws and the Unitel shareholders’ agreement, PT Ventures did not receive the details of the proposals, despite the several requests made before, during, and after the meeting. The December 15, 2014 meeting was suspended without any action taken with respect to these matters.

Subsequently, a new shareholders’ agreement was called for May 13, 2015 and its agenda not only includes the amendments to Unitel’s bylaws and the Unitel shareholders’ agreement but also the analyses of the financial statements, the allocation of profits, and the performance of Unitel’s management and oversight in 2014. PT Ventures once again requested the details of the proposals that would be submitted for shareholder decision, but no access to this information was granted.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Additionally, on May 13 the other shareholders da Unitel did not allow PT Ventures to attend and participate the shareholders’ meeting alleging that they did not acknowledge PT Ventures as a Unitel shareholder. Despite its request, PT Ventures did not receive either a copy of this shareholders’ meeting’s minutes and, therefore, is not aware of the decisions made at this shareholders’ meeting. PT Ventures does not agree with the other Unitel shareholders’ allegations and their position adopted at the shareholders’ meeting. Accordingly, on June 12, 2015, PT Ventures filed with an Angolan court a lawsuit against Unitel claiming the nullity and cancelation of the corporate decision made at the shareholders’ meeting held on May 13.

Additionally, on October 13, 2015, PT Ventures initiate the arbitration proceeding against Unitel’s other shareholders as a result of the violation by the latter of several rules of Unitel’s shareholders’ agreement and the Angolan law, including (i) the threat of diluting PT Ventures’ stake in Unitel through a capital increase approved at the December 15, 2014 Shareholders’ Meeting; (ii) the threat of unilateral amendment to the Unitel’s bylaws and shareholders agreement; (iii) the retention of information on the Unitel’s Shareholders’ Meetings; and (iv) the non-recognition of PT Ventures’ rights as Unitel’s shareholder.

We cannot assess the impact to Unitel or our company of the matters considered at the December 15, 2014 and May 13, 2015 general shareholders meeting of Unitel or the proposed amendments to Unitel’s by-laws and purported amendments to the Unitel shareholders’ agreement as we have not been provided with sufficient details to appropriately analyze these matters. We note that there appears to be no legal authority for the other shareholders of Unitel to amend the Unitel shareholders’ agreement through actions taken at a meeting of shareholders, as this agreement is an agreement among the parties thereto. Should the other shareholders implement actions detrimental to Unitel or the Company’s investment therein, these actions could have a material adverse impact on the financial condition and results of operations of Unitel and, therefore, on the value of the Company’s investment in Unitel.

Unitel’s concession to operate in Angola has expired and has not yet been renewed.

Unitel’s concession to provide mobile telecommunications services in Angola expired in April 2012. We cannot provide any assurance regarding the terms under which the Angolan National Institute of Telecommunications (Instituto Angolano das Comunicações) would grant a renewal of this concession, if at all. A failure of Unitel to obtain a renewal of this concession could have a material adverse impact on Unitel’s ability to continue to provide mobile telecommunications services in Angola, which would have a material adverse impact on the financial condition and results of operations of Unitel and the value of the Company’s investment in Unitel.

Adverse political, economic and legal conditions in the African and Asian countries in which the Company has acquired investments may hinder our ability to receive dividends from our African and Asian subsidiaries and investments.

The governments of many of the African and Asian countries in which we have investments have historically exercised, and continue to exercise, significant influence over their respective economies and legal systems. Countries in which the Company has investments may enact legal or regulatory measures that restrict the ability of its subsidiaries and investees to make dividend

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

payments. Similarly, adverse political or economic conditions in these countries may hinder the Company’s ability to receive dividends from its subsidiaries and investees. Historically, Pharol has received dividends from the African and Asian subsidiaries and investees that we have acquired, however, a limitation on the Company’s ability to receive a material portion of those dividends could adversely affect the Company’s cash flows and liquidity.

In addition, the Company’s investments in these regions are exposed to political and economic risks that include, but are not limited to, exchange rate and interest rate fluctuations, inflation and restrictive economic policies and regulatory risks that include, but are not limited to, the process for the renewal of licenses and the evolution of regulated retail and wholesale tariffs. In addition, the Company’s ventures in African and Asian markets face risks associated with increasing competition, including due to the entrance of new competitors and the rapid development of new technologies.

The development of partnerships in these markets raises risks related to the ability of the partners to jointly operate the assets. Any inability of the Company and our partners to operate these assets may have a negative impact on our strategy and all of these risks may have material effects on our results of operations.

The acquisition of PT Portugal may have triggered claims of our other joint venture partners or may otherwise lead to an unwinding of those joint ventures.

Some of the agreements governing our joint ventures in Africa and Asia, other than Unitel, contain provisions that may confer certain rights, including call and put rights, on our joint venture parties in the event of a change of control or merger of PT SGPS. If these rights are triggered, the Company could be forced to exit one or more profitable joint ventures and sell its shares to our joint venture partners at a price significantly lower than the fair market value of the interests in these joint ventures. Alternatively, the Company could be required to use cash to purchase the joint venture interests of our partners in one or more joint ventures. Any such event could have a material adverse impact on our investment strategy for Africa and Asia, our growth prospects and/or our liquidity and cash flow.

Even if no contractual provision is triggered by any step in the business combination, our relationship with these joint venture partners could change or worsen as a result of the business combination for political, commercial or other reasons. The Company does not own a controlling stake in most of these joint ventures, and any challenges that arise with our joint venture partners as a result of the business combination or otherwise could lead to costly and time-consuming negotiations, arbitration or litigation or potentially to the unwinding of the Company’s investment in those ventures at a price significantly lower that the fair market value of our investment.

The Company is a party to joint ventures and partnerships that may not be successful and may expose our company to future costs.

The Company is a party to joint ventures and partnerships in Africa and Asia. The partnering arrangements may fail to perform as expected for various reasons, including an incorrect assessment of our needs or the capabilities or financial stability of our strategic partners. The Company’s share of any losses from or commitments to contribute additional capital to such partnerships may have an adverse impact on the Company’s performance and financial position.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the markets served by these joint ventures and partnerships. The Company may have disputes with our partners in these joint ventures, and we may have difficulty agreeing with our partners on actions that we believe would be beneficial to those joint ventures and partnerships. In addition, the joint ventures and partnerships in African and Asian countries are typically governed by the laws of those countries, and our partners are often established participants in those markets and may have greater influence in those economies than we will. To the extent the Company experiences difficulties with our joint venture partners, we may encounter difficulties in protecting our investments in those countries.

Any of these factors could cause these joint ventures and partnerships not to be profitable and could cause us to lose all or part of the value of the Company’s investments in those ventures.

Africatel’s non-controlling shareholder stated that the business combination triggered the right to force the Company to acquire Africatel shares under the shareholders’ agreement. If the Company is forced to acquire this stake in Africatel, we will use resources that could be used for any other purpose, e.g., to reduce our debt or make investments in PT Portugal’s business plan. If such acquisition were financed by additional debt, this would have a material adverse impact on the Company’s consolidated leverage.

The Company indirectly owns 75% of the share capital of Africatel. Samba Luxco S.à.r.l., an affiliate of Helios Investors LP, owns the remaining 25%. Africatel holds interests in telecommunications companies in sub-Saharan Africa, including our interests in Unitel in Angola, CVT in Cape Verde, MTL in Namibia, and CST São Tomé and Príncipe, among others. Pharol, subsidiaries Africatel GmbH & Co. KG, or Africatel GmbH, and PT Ventures, and Samba Luxco are parties to the Africatel shareholders’ agreement.

On September 16, 2014, subsidiary, Africatel GmbH, which directly holds our interest in Africatel, received a letter from Samba Luxco in which Samba Luxco claimed that Oi’s acquisition of PT Portugal was deemed a change of control of PT SGPS under the Africatel shareholders’ agreement, and that this change of control entitled Samba Luxco to exercise a put right under the Africatel shareholders’ agreement at the fair market value of Samba Luxco’s Africatel shares. In the letter, Samba Luxco purported to exercise the alleged put right and thereby require Africatel GmbH to acquire its shares in Africatel.

On the same date, the Company issued a Material Fact disclosing Samba Luxco’s purported exercise of the put option, our understanding that the exercise of the put option is not applicable, and that our board of directors had authorized our management to take the necessary actions to sell the Company’s interest in Africatel.

On September 26, 2014, Africatel GmbH responded to Samba Luxco stating that there had not been any action or event that would trigger the right to exercise the put option under the Africatel’s shareholders’ agreement and that Africatel GmbH intended to challenge Samba Luxco’s purported exercise of the put option.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

On November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH that Samba Luxco had commenced arbitral proceedings against Africatel GmbH to enforce its purported put right or, in the alternative, certain ancillary rights and claims. Africatel GmbH presented its answer to Samba Luxco’s request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015 and Africatel GmbH filed its defense on October 9, 2015. The Company intends to vigorously defend Africatel GmbH in these proceedings.

If the Company is forced to acquire the interest of Samba Luxco in Africatel as a result of the exercise of Samba Luxco’s purported put right under the Africatel shareholders’ agreement, the acquisition of this interest would reduce the resources that would be available to us to reduce our outstanding indebtedness or pursue other investment opportunities. If any such purchase were to be funded through our incurrence of additional debt, the consolidated leverage of our company could increase materially, which could have a material adverse impact on the Company’s financial position and performance.

Other shareholders of Cabo Verde Telecom S.A. (“CVT”) alleged to PT Ventures that the CVT Shareholders Agreement was terminated for all due purposes.

Other shareholders of CVT alleged to PT Ventures that the CVT’s shareholders’ agreement had been terminated for all due purposes as a result of the transfer of the indirect stake held in CVT to the Company at the time of the Company’s capital increase, held as part of the transaction announced in the Material Fact Notice of October 2, 2013.

The Company does not agree with the State of Cape Verde’s understanding that the shareholders’ agreement has be terminated and has immediately disputed this allegation and started discussions on this issue with the other CVT shareholder. The Company believes that the intended termination of the shareholders’ agreement constitutes a totally arbitrary action by the State of Cape Verde, with no legal basis whatsoever, and which cannot have any effects.

The CVT’s Shareholders’ Meeting held on March 24, 2015 approved the election of members of CVT’s management for the three-year period 2015-2017, without observing the rules set forth in the shareholders’ agreement, with the opposition vote of PT Ventures. PT Ventures file an arbitration request to resolve this dispute with the International Chamber of Commerce (ICC).

If CVT’s shareholders’ agreement is considered terminated by the arbitration court, PT Ventures’ power to influence CVT’s decisions will be reduced. PT Ventures may be unable to prevent CVT from making decisions that could be harmful to CVT’s financial position and results of operations.

The State of Cape Verde violated its obligations assumed in the Agreement on Investment Promotion and Protection entered into with Portugal.

The State of Cape Verde violated its obligations assumed in the Agreement on Investment Promotion and Protection entered into with Portugal and unilaterally canceled CVT’s exclusivity to provide the public service to implement, manage, and operate the basic telecommunications grid infrastructures in Cape Verde.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Accordingly, on March 18, 2015, as provided for by to the concession agreement, PT Ventures file an arbitration proceeding with the International Centre for Settlement of Investment Disputes (ICSID), in Washington, to protect its investment in CVT.

In spite of its efforts, the Company is no longer capable of ensuring that it will be able to obtain, whether through negotiations or through the arbitration proceeding, both the financial consideration to which it is entitled from the unilateral cancellation of the exclusivity right granted under the concession agreement and the revision of said concession agreement to restore its economic and financial balance.

3.4.6.	Regulatory Risks in Brazil

ANATEL has released a TAC - Term of Conduct Adjustment (Termo de Ajustamento de Conduta) that permits telecommunications operators to pay regulatory fines via investments or benefits to consumers.

In December 2013, ANATEL approved Resolution No. 629/2013 under which a Term of Conduct Adjustment (Termo de Ajustamento de Conduta) was adopted permitting telecommunications operators to request that their obligations to pay certain fines to ANATEL be satisfied through capital expenditure investments in their networks or through benefits to consumers. In April 2015, Oi placed a proposal of (a) corrective measures for close to 500 conducts that encompasses almost all root causes of regulatory fines under ANATEL’s domain, and (b) “additional commitment” to offset Oi’s regulatory contingencies under TAC scope. Since then, ANATEL is evaluating and discussing the content of such proposals with Oi aiming at a more efficient deal for both parties and the sector as a whole. As of now, the TAC negotiation process is at its final stages and the agreements for the first conducts should be celebrated in the coming months.

If Oi fails to comply with its commitments sealed at TAC agreement or obligations established by ANATEL regulations, it may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of its concessions and authorizations. In case TAC is not celebrated for any specific conduct, proceeding to that conduct will return to its normal process where Oi will discuss with ANATEL their nature and values, as well as implement the corrective measures accordingly if needed.

Our fixed-line concession agreements in Brazil are subject to periodic modifications by ANATEL and expire on December 31, 2025. Every five years, the agreement may be amended, and ANATEL may impose additional or fewer terms and conditions in response to technology, competition, marketplace, and/or economic conditions.

Prior to the end of the concession agreement in 2025, there´s a formal concession review scheduled every five years, where ANATEL has the right (after public consultation) to impose additional or fewer terms and conditions to concessionaires. The next revision is due on December 31, 2015. Oi is currently working to make significant changes to its concession terms in order to gain more financial sustainability by reducing unnecessary universal voice obligations (e.g. reduce public telephony

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

requirements) in order to release financial resources, not only for the operator´s fixed line financial health, but also for the growth of broadband in Brazil.

We cannot guarantee that Oi’s attempt to change its fixed line regulatory model will happen nor result in a more sustainable regime. Nor can we assure that any future amendments imposed by ANATEL, including the measures expected to be made from 2016 onwards, will not require us to undertake additional capital expenditures that could reduce the net operating margins that we generate from our Brazilian fixed-line businesses.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

4.	NET OPERATING REVENUE

	09/30/2015	09/30/2014

Gross operating revenue	33,366,813	33,680,656

Deductions from gross revenue	(12,716,128)	(12,756,084)
Taxes	(6,176,442)	(6,710,882)
Other deductions	(6,539,686)	(6,045,202)

Net operating revenue	20,650,685	20,924,572

5.	REVENUE AND EXPENSES BY NATURE

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	09/30/2015	09/30/2014
Net operating revenue	20,650,685	20,924,572
Operating income (expenses):
Interconnection	(1,405,548)	(2,061,196)
Personnel	(1,929,819)	(2,089,409)
Third-party services	(4,746,198)	(4,600,117)
Grid maintenance service	(1,489,630)	(1,401,326)
Handset and other costs	(216,504)	(462,592)
Advertising and publicity	(272,586)	(512,179)
Rentals and Insurance	(2,637,477)	(2,347,624)
Provisions/reversals (iii)	(677,647)	(494,101)
Allowance for doubtful accounts	(535,630)	(524,035)
Taxes and other income (expenses) (i)	(929,528)	(1,303,943)
Other operating income (expenses), net (ii)	277,954	1,886,680
Operating expenses excluding depreciation and amortization	(14,562,613)	(13,909,842)
Depreciation and amortization	(3,777,737)	(3,341,082)
Total operating expenses	(18,340,350)	(17,250,924)
Profit (loss) before financial income (expenses) and taxes	2,310,335	3,673,648
Financial income (expenses):
Financial income	4,881,100	1,032,526
Financial expenses	(9,332,708)	(4,259,090)
Total financial income (expenses)	(4,451,608)	(3,226,564)
Profit (loss) before taxes	(2,141,273)	447,084

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Income tax and social contribution payable	258,439	(352,008)
Profit (loss) from continuing operations	(1,882,834)	95,076
Discontinued operations
Profit (loss) for the quarter from discontinued operations, net (net of taxes)	1,085,910	(80,093)
Profit (loss) for the period	(796,924)	14,983
Profit (loss) attributable to owners of the Company	(762,149)	14,296
Profit (loss) attributable to non-controlling interests	(34,775)	687

Operating expenses by function:

Cost of sales and/or services	(11,343,217)	(11,242,837)
Selling expenses	(3,576,990)	(4,246,238)
General and administrative expenses	(2,913,124)	(2,733,159)
Other operating income	944,356	2,669,901
Other operating expenses	(1,435,483)	(1,694,805)
Share of profit of subsidiaries	(15,892)	(3,786)
Total operating expenses	(18,340,350)	(17,250,924)

(i)	Includes the equity is subsidiaries expense of expenses of R$15,892 (expenses of R$3,786 for the period ended September 30, 2014).

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(ii)

The other net operating income (expenses) for the nine-month period ended September 30 2015 include reversal of a civil contingency amounting to R$325,709 arising from the calculation methodology reassessment and R$47,756 in costs associated to downsizings in the period. Other net operating income (expenses) for the nine-month period ended September 30, 2014 basically include the gain on the sales, net of transaction expenses, amounting to R$1.3 billion recognized in the context of the agreement entered into on December 3, 2013 by the Company and SBA Torres Brasil for the transfer of 100% of the shares of one of its subsidiaries that held 2,007 telecommunication towers used to provide mobile telephony services and R$355 million resulting from the revision of the methodology to determine the provisions for losses in corporate lawsuits and the reversal of R$186 million from the provision related to the adhesion to the REFIS tax refinancing program.

6.	FINANCIAL INCOME (EXPENSES)

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	09/30/2015	09/30/2014
Financial income
Interest on and inflation adjustment to other assets	604,750	578,979
Income from cash investments	130,041	290,496
Interest on and inflation adjustment to intragroup loans	29,076	143
Dividends received (i)		31,270
Exchange differences on translating foreign cash investments	3,861,776	8,620
Other income (ii)	255,457	123,018
Total	4,881,100	1,032,526

Financial expenses and other charges
a) Borrowing and financing costs
Inflation adjustment to and exchange losses on third-party borrowings	(12,357,401)	(376,852)
Financial instrument transactions	7,452,811	(361,001)
Interest on borrowings payable to third parties	(2,376,871)	(1,435,058)
Interest on debentures	(720,566)	(715,261)
Interest on and inflation adjustment to intragroup borrowings
Subtotal:	(8,002,027)	(2,888,172)
b) Other charges
Interest on and inflation adjustment to other liabilities	(398,297)	(515,182)
Inflation adjustment to provisions	(74,280)	(183,348)
Tax on transactions and bank fees	(378,246)	(226,695)
Interest on taxes in installments - tax financing program	(83,031)	(81,457)
Other expenses	(396,827)	(364,236)
Subtotal:	(1,330,681)	(1,370,918)
Total	(9,332,708)	(4,259,090)
Financial income (expenses)	(4,451,608)	(3,226,564)

(i)	In May 2014, subsidiary TMAR received dividends from Pharol of €0.10 per share, totaling €8,965, which had been attributed on April 30, 2014.

(ii)	Refers basically to the gain on own debenture payment transactions.

7.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes encompass the income tax and the social contribution. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate nominal tax rate of 34%.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The provision for income tax and social contribution is broken down as follows:

	09/30/2015	09/30/2014
Income tax and social contribution
Current taxes	(626,313)	(474,001)
Deferred taxes	884,752	121,993
Total	258,439	(352,008)

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	09/30/2015	09/30/2014
Profit (loss) before taxes	(2,141,273)	447,084
Total taxed income	(2,141,273)	447,084
Income tax and social contribution
Income tax and social contribution on taxed income	728,033	(152,009)
Equity in earnings of investees	(5,404)	(1,287)
Tax effect of interest on capital
Tax incentives (basically, operating profit) (i)	20,286	18,400
Permanent deductions (additions) (ii)	(203,535)	(136,069)
Utilization of tax loss carryforwards		446
Unrecognized deferred tax assets (iii)	(75,856)	(79,971)
Effects of differentiated tax rates (iv)	(205,085)	(1,518)
Income tax and social contribution effect on profit or loss	258,439	(352,008)

(i)	Refers to the exploration profit recognized in the profit or loss of subsidiary Oi Móvel pursuant to Law 11638/2007.

(ii)	The main components of permanent deduction (addition) tax effects are: nondeductible fines, sponsorships, nondeductible donations, and income from forfeited dividends.

(iii)	Refer to adjustments to deferred tax assets because of subsidiaries that do not recognize tax credits on tax loss carryforwards.

(iv)	This line item corresponds to the effects of the difference between the tax rate levied in Brazil and the tax rates levied on other Group companies headquartered abroad.

The interim financial information for the quarter ended September 30, 2015 has been prepared considering management’s best estimates and incorporate procedures introduced by Law 12973/2014.

Management conducted an early assessment of the material aspects of its operations/activities, based on the new provisions of the tax introduced by Provisional Act 627, of November 11, 2013 (“MP 627/2013”), as subsequently amended during its approval procedure by the National Congress, resulting in Bill 02/2014 (“PLV 02/2014”), and the provisions of Regulatory Instruction 1397, of September 16, 2013, as amended by Regulatory Instruction 1422, of December 19, 2013 (“IN 1397/2013”). Based on this assessment, Management did not identify any material impacts as compared to the used under the regime in place until December 31, 2014 (for those entities that did not elect the early adoption of Law 12973/2014).

We emphasize that the PLV 02/2014 resulted in the publication of the Law 12973/2014 on May 14, 2014, which, in a preliminary analysis, does not change the conclusions described above. The Company did not elect the early adoption of said Law and is subject to its provisions starting January 1, 2015.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

8.	CASH, CASH EQUIVALENTS AND CASH INVESTMENTS

Cash investments made by the Company and its subsidiaries in the periods ended September 30, 2015 and December 31, 2014 are classified as held for trading securities and are measured at their fair values.

(a)	Cash and cash equivalents

	09/30/2015	12/31/2014
Cash and banks	536,469	532,285
Cash equivalents	12,655,819	1,916,921
Total	13,192,288	2,449,206

	09/30/2015	12/31/2014
Time deposits	10,269,111	187,117
Exclusive investment funds	1,845,317	1,007,728
Repurchase agreements	188,386	66,183
Bank certificates of deposit (CDBs)	349,123	652,948
Other	3,882	2,945
Cash equivalents	12,655,819	1,916,921

(b)	Short-term investments

	09/30/2015	12/31/2014
Time deposits	2,995,101
Exclusive investment funds	105,440	171,415
Private securities	122,408	111,285
Total	3,222,949	282,700
Current	3,100,541	171,415
Non-current	122,408	111,285

(c)	Breakdown of the exclusive investment funds portfolios

	09/30/2015	12/31/2014
Repurchase agreements	995,705	707,304
Bank certificates of deposit (CDBs)	825,914	267,168
Time deposits	206	18,406
Other	23,492	14,850
Securities classified as cash equivalents	1,845,317	1,007,728

Government securities	105,440	171,415
Securities classified as short-term investments	105,440	171,415

Total invested in exclusive funds	1,950,757	1,179,143

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company and its subsidiaries have cash investments in exclusive investment funds in Brazil and abroad, for the purpose of obtaining a return on its cash, and which are benchmarked against the CDI in Brazil and LIBOR abroad.

9.	ACCOUNTS RECEIVABLE

	09/30/2015	12/31/2014
Billed services	6,348,495	5,481,028
Unbilled services	1,213,982	1,450,777
Mobile handsets and accessories sold	983,936	1,032,022
Allowance for doubtful accounts	(501,407)	(513,787)
Total	8,045,006	7,450,040

The aging list of trade receivables is as follows:

	09/30/2015	12/31/2014
Current	6,574,245	5,878,915
Past-due up to 60 days	1,025,981	1,388,330
Past-due from 61 to 90 days	155,403	136,200
Past-due from 91 to 120 days	130,919	113,212
Past-due from 121 to 150 days	134,682	102,139
Over 150 days past-due (i)	525,183	345,031
Total	8,546,413	7,963,827

The movements in the allowance for doubtful accounts were as follows:

Balance at Dec 31, 2012	(513,787)
Allowance for doubtful accounts	(505,551)
Trade receivables written off as uncollectible	517,931
Balance at Sep 30, 2015	(501,407)

10.	CURRENT AND DEFERRED TAXES

	Assets
	09/30/2015	12/31/2014
Current recoverable taxes
Recoverable income tax (IRPJ) (i)	166,054	485,929
Recoverable social contribution (CSLL) (i)	66,693	182,772
IRRF/CSLL - withholding income taxes (ii)	465,389	428,488
Total current	698,136	1,097,189

Deferred taxes recoverable

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Income tax on tax credits – merged goodwill (iii)	2,199,787	1,180,524
Social contribution on tax credits – merged goodwill (iii)	791,923	424,989
Income tax on temporary differences (iv)	2,894,763	2,073,875
Social contribution on temporary differences (iv)	947,230	655,156
Income tax on tax loss carryforwards (iv)	2,751,941	2,353,806
Social contribution on tax loss carryforwards (iv)	1,025,155	876,478
Subtotal - deferred taxes recoverable	10,610,799	7,564,828
Deferred taxes recoverable (v)	167,288	60,944
Non-total current	10,778,087	7,625,772

	Liabilities
	09/30/2015	12/31/2014
Current taxes payable
Income tax payable	240,754	306,366
Social contribution payable	147,100	170,916
Total current	387,854	477,282

(i)	Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.

(ii)

Refer to corporate income tax credits on cash investments, intragroup loans, government entities, and other that are used as deductions from income tax for the periods, and social contribution withheld at source on services provided to government agencies.

(iii)

Refer to: (i) deferred income tax and social contribution assets calculated as tax benefit originating from the goodwill paid on acquisition of the Company and recognized by the merged companies in the course of 2009; the realization of the tax credit arises from the amortization of the goodwill balance based on the STFC license and in the appreciation of property, plant and equipment, the utilization of which is estimated to occur until 2025, and (ii) deferred income tax and social contribution assets related with the goodwill paid on the acquisition of interests in the Company in 2008-2011, recognized by the companies merged with and into TmarPart and by TmarPart merged with and into the Company, which was based on the Company’s expected future earnings and the amortization of which is estimated to occur through 2025 (Note 1).

(iv)

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that there will be a positive tax base for which temporary differences can be used and tax loss carryforwards can be offset. Deferred income tax and social contribution assets are reviewed at the end of each annual period and are written down as their realization is no longer possible. The Company and its subsidiaries offset their tax loss carryforwards against taxable income up to a limit of 30% per year, pursuant to the prevailing tax law.

Additionally, as at September 30, 2015, only part of tax credits on tax loss carryforwards or tax credits on temporary differences has been recognized for direct and indirect subsidiaries that do not have a profitability history and or do not expect to generate sufficient taxable profit. Unrecognized tax credits total R$285,406 (R$217,655 at December 31, 2014).

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The table below shows the expected realization periods of deferred tax assets resulting from tax credits on tax loss carryforwards and temporary differences:

2015	131,339
2016	382,273
2017	405,864
2018	526,947
2019	988,340
2020 to 2022	4,153,854
2023 to 2024	1,030,472
Total	7,619,089

(v)	Refer mainly to prior years’ prepaid income tax and social contribution that will be offset against federal taxes payable.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Movements in deferred income tax and social contribution

	Balance at 12/31/2014	Recognized in deferred tax income/ expenses	Recognized directly in equity	Balance at 09/30/2015
Deferred tax assets arising on:
Temporary differences
Provisions	1,534,792	(96,686)		1,438,106
Provisions for suspended taxes	133,958	7,436		141,394
Provisions for pension funds and impacts of CPC 33 (R1)	183,148	(33,032)	5,035	155,151
Allowance for doubtful accounts	592,279	48,982		641,261
Profit sharing	86,534	(47,383)		39,151
Foreign exchange differences	556,389	720,468		1,276,857
Merged goodwill (i)	1,605,513	(124,813)	1,511,010	2,991,710
Hedge accounting	(63,695)		522,688	458,993
Other temporary add-backs and deductions	(294,374)	(63,385)	48,839	(308,920)
Tax loss carryforwards
Income tax loss carryforwards	2,353,806	398,135		2,751,941
Social contribution carryforwards	876,478	148,677		1,025,155
Total	7,564,828	958,273	2,087,698	10,610,799

(i)

As a result of the merger of TmarPart with and into Oi on September 1, 2015, a the Company recognized the estimated income tax and social contribution benefit arising on the amortization of goodwill paid on the acquisition of interests in the Company in 2008-2011, recognized by the companies merged with and into TmarPart and by TmarPart merged with and into the Company, which was based on the Company’s expected future earnings.

11.	OTHER TAXES

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Assets
	09/30/2015	12/31/2014
Recoverable State VAT (ICMS) (i)	1,356,939	1,512,543
Taxes on revenue (PIS and COFINS)	164,725	181,772
Other	159,867	101,851
Total	1,681,531	1,796,166
Current	938,602	1,054,255
Non-current	742,929	741,911

	Liabilities
	09/30/2015	12/31/2014
State VAT (ICMS)	671,536	709,126
ICMS Agreement No. 69/1998	32,987	80,287
Taxes on revenue (PIS and COFINS)	632,946	664,278
FUST/FUNTTEL/broadcasting fees	847,218	807,576
Other	128,986	281,059
Total	2,313,673	2,542,326
Current	1,422,239	1,667,599
Non-current	891,434	874,727

(i) Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

12.	JUDICIAL DEPOSITS

In some situations the Company makes, by legal requirement or to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counsel, as probable, possible, or remote.

	09/30/2015	12/31/2014
Civil	9,433,277	8,919,658
Tax	2,511,943	2,466,187
Labor	2,245,714	2,007,822
Total	14,190,934	13,393,667
Current	1,253,268	1,133,639
Non-current	12,937,666	12,260,028

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

13.	INVESTMENTS

	09/30/2015	12/31/2014
Joint arrangements	66,880	74,803
Tax incentives, net of allowances for losses	31,579	31,579
Other investments	42,337	42,029
Total	140,796	148,411

Summary of the movements in investment balances

Balance at Dec 31, 2014	148,411
Equity in earnings of investees	(15,892)
Equity in earnings of investees recognized in held-for-sale assets	8,134
Other	143
Balance at Sep 30, 2015	140,796

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Works in progress	Automatic switching equipment	Transmission and other equipment (1)	Infrastructure	Buildings	Other assets	Total
Cost of PP&E (gross amount)
Balance at Dec 31, 2014	2,657,409	18,767,622	47,661,787	25,025,369	3,641,753	4,792,264	102,546,204
Additions	2,393,247		161,726	878	481	22,789	2,579,121
Write-offs		(2,189)	(57,786)	(516,377)		(15,015)	(591,367)
Transfers	(3,239,752)	60,022	1,677,472	1,233,422		268,836
Balance at Sep 30, 2015	1,810,904	18,825,455	49,443,199	25,743,292	3,642,234	5,068,874	104,533,958
Accumulated depreciation
Balance at Dec 31, 2014		(16,536,253)	(34,693,873)	(19,637,902)	(1,773,042)	(4,235,108)	(76,876,178)
Depreciation expenses		(257,369)	(1,528,070)	(805,697)	(60,154)	(178,199)	(2,829,489)
Write-offs		2,189	56,003	515,545		14,801	588,538
Transfers		23,619	41,159	1,001		(65,779)
Balance at Sep 30, 2015		(16,767,814)	(36,124,781)	(19,927,053)	(1,833,196)	(4,464,285)	(79,117,129)
Property, plant and equipment, net
Balance at Dec 31, 2014	2,657,409	2,231,369	12,967,914	5,387,467	1,868,711	557,156	25,670,026
Balance at Sep 30, 2015	1,810,904	2,057,641	13,318,418	5,816,239	1,809,038	604,589	25,416,829
Annual depreciation rate (average)		11%	10%	8%	8%	12%
(1)	Transmission and other equipment includes transmission and data communication equipment.

Additional disclosures

Pursuant to ANATEL’s concession agreements, all property, plant and equipment items capitalized by the Company that are indispensable for the provision of the services granted under said agreements are considered reversible assets and are part of the concession’s cost. These assets are handed over to ANATEL upon the termination of the concession agreements that are not renewed.

As at September 30, 2015, the residual balance of the Company’s reversible assets is R$8,195,314 (R$8,199,356 at December 31, 2014) and consists of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

systems and operation support equipment.

In the period ended September 30, 2015, financial charges and transaction costs incurred on works in progress were capitalized at the average rate of 10% per year.

15.	INTANGIBLE ASSETS

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Goodwill	Intangibles in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangibles (gross amount)
Balance at Dec 31, 2014	613,719	156,718	7,310,309	4,041,011	1,160,211	13,281,968
Additions		354,643	25,827		35,862	416,332
Transfers		(414,245)	404,839		9,406
Balance at Sep 30, 2015	613,719	97,116	7,740,975	4,041,011	1,205,479	13,698,300
Accumulated amortization
Balance at Dec 31, 2014	(459,645)		(5,874,996)	(2,394,221)	(862,128)	(9,590,990)
Amortization expenses			(428,656)	(228,901)	(119,432)	(776,989)
Balance at Sep 30, 2015	(459,645)		(6,303,652)	(2,623,122)	(981,560)	(10,367,979)
Intangible assets, net
Balance at Dec 31, 2014	154,074	156,718	1,435,313	1,646,790	298,083	3,690,978
Balance at Sep 30, 2015	154,074	97,116	1,437,323	1,417,889	223,919	3,330,321
Annual amortization rate (average)			20%	9%	16%

Goodwill

The Company and its subsidiaries also recognize goodwill related with the acquisition of investments and based on expected future earnings.

In December 2014, annual impairment tests were conducted based on ten-year discounted cash flow projections, using perpetuity-based amounts in the last year, which is the period in which the entity expected to recover the investments made when the business was acquired, by applying an average growth rate of 24.2% for Pay TV, 14.5% for Means of Payment, 6.0% for RII Internet provider, and 4.7% for RII Multimedia, discount rate of 12.3%, and use of perpetuity-based amounts in the last year. The tests did not show any impairment losses, as summarized below:

Cash-generating unit (CGU)	Asset balance	Goodwill allocated to the CGU	Recoverable amount valuation basis	Value in use
Pay TV	46,723	37,690	84,413	912,893
Means of payment	77,591	36,211	113,802	139,781
RII Internet service provider	27,189	72,828	100,017	287,755
RII multimedia	169,474	7,345	176,819	650,116
Total	320,977	154,074	475,051	1,990,545

16.	TRADE PAYABLES

	09/30/2015	12/31/2014
Infrastructure, network and plant maintenance materials	1,601,934	1,708,777
Services	2,333,037	1,985,629
Rental of polls and rights-of-way	377,127	422,423
Other	117,811	219,737
Total	4,429,909	4,336,566

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

17.	BORROWINGS AND FINANCING

Borrowings and financing by type

	09/30/2015	12/31/2014	Maturity (principal and interest)	TIR %
Senior Notes	40,381,664	12,737,364
Local currency	1,105,257	1,136,801	Sep 2015 to Sep 2016	11,90
Foreign currency	39,276,407	11,600,563	Sep 2015 to Feb 2022	15,94
Financial institutions	16,001,426	15,778,442
CCB – Bank Credit Note	2,527,520	4,503,810	Sep 2015 to Jan 2028	12,08
Certificates of Real Estate Receivables (CRI)	1,572,588	1,496,674	Sep 2015 to Aug 2022	14,33
Development Banks and Export Credit Agencies	9,098,713	9,777,958	Sep 2015 to Dec 2033	12,38
Revolver credit facility	2,802,605		Sep 2015 to Oct 2016	22,90
Public debentures	4,245,404	7,807,389	Sep 2015 to Jul 2021	11,82
Subtotal	60,628,494	36,323,195
Incurred debt issuance cost	(529,501)	(473,800)
Total	60,098,993	35,849,395
Current	8,732,850	4,463,728
Non-current	51,366,143	31,385,667

On June 2, 2015, the sale of PT Portugal to Altice S.A was completed. As part of the PT Portugal’ sale process, the debt of PTIF— previously classified as liabilities associated with held-for-sale assets— remained with Oi, together with cash in the same amount, and was reclassified to the Company’s debt. This debt consists basically of EMTN notes issued, maturing in 2016-2025.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Debt issuance costs by type

	09/30/2015	12/31/2014
Financial institutions	522,227	443,287
Public debentures	7,274	30,513
Total	529,501	473,800
Current	129,519	107,695
Non-current	399,982	366,105
Breakdown of the debt by currency
	09/30/2015	12/31/2014
Euro	25,362,473	2,412,691
US dollar	21,243,168	12,368,551
Brazilian reais	13,493,352	21,068,153
Total	60,098,993	35,849,395
Breakdown of the debt by index
	09/30/2015	12/31/2014
Fixed rate	41,685,797	14,146,444
LIBOR	6,739,191	2,762,046
CDI	6,487,495	9,811,490
TJLP	3,291,286	5,149,392
IPCA	1,714,445	3,798,431
INPC	180,779	181,592
Total	60,098,993	35,849,395

Maturity schedule of the long-term debt and debt issuance costs allocation schedule

	Long-term debt	Debt issuance costs
	09/30/2015
2016	4,083,677	26,138
2017	8,780,166	99,649
2018	6,708,537	90,525
2019	7,005,360	80,428
2020 and following years	25,188,385	103,242
Total	51,766,125	399,982

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Description of main borrowings and financing

Senior Notes - foreign and local currency

In June 2015 the Company issued senior notes amounting to €600 million, bearing interest of 5.625% per annum and maturing in 2021, the proceeds of which are to be used to refinance Oi’s and its subsidiaries’ debt. Using this issue’s proceeds, the Company bought back a total of €148 million in previously issued notes maturing in February 2016, bearing interest of 5.625% and maturing in March 2016, bearing interest of 5.242%. Additionally, the Company’s notes maturing in February 2016, bearing interest of 5.625%, notes maturing in March 2017, bearing interest of 5.242%, and notes maturing in December 2017, bearing interest of 5.125% were exchanged for newly issued notes totaling €173 million.

In July 2015, the Company bought back for immediate cancelation 169,793 Notes from the holders that opted to exercise the right to sell the retail bond’s senior notes issued in July 2012 amounting to €400 million.

As at September 30, 2015 the Company held own debentures acquired in the market for approximately US$37 million and €27 million, which it retains in its portfolio for cancellation or to be held to maturity.

Financial institutions

Development Banks and Export Credit Agencies

The Company and its subsidiaries obtained financing facilities from BNDES and other development banks from the North and Northeast regions to finance and upgrading their nationwide fixed and mobile networks and meet their regulatory obligations and from Export Credit Agencies to financing part of the investments in equipment and services that incorporate international technology. The main export credit agencies are: SEK – Swedish Export Corporation; CDB – China Development Bank; ONDD – Office National Du Ducroire; and FEC – Finnish Export Credit.

In February 2015, US$42.8 million (R$123.2 million) were disbursed under a financing agreement entered into by the Company with ONDD (“Office National Du Ducroire/Nationale Delcrederedienst”) in March 2013, amounting to US$257 million to finance part of our investments.

In March 2015, US$141.3 million (R$461.1 million) were disbursed under a financing agreement entered into by Oi with Finnvera (“Finnish Export Credit Ltd”) in October 2014, amounting to US$397.4 million to finance part of our investments.

In September 2015 the Company prepaid R$1,533 million and €58.79 million of financing facilities received from development banks and export credit agencies, respectively.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Revolver credit facility

Disbursements of US$300 million in May and US$400 million in April from the revolver credit facility entered into by Oi with the financial institutions (Citigroup Global Markets Inc., HSBC Securities (USA) Inc. Merril Lynch, Pierce, Fenner & Smith Incorporated, and RBS Securities Inc.) in October de 2011, totaling US$1,000 million,. These amounts are intended to provide working capital to Oi and its subsidiaries or for other purposes in general.

In September 2015, the Company prepaid the total amount previously disbursed of R$1,300 million from the revolver credit facility raised with a syndicate of commercial banks, consisting of Banco do Brasil, Bradesco, HSBC, and Santander. This facility amounts to R$1,500 million.

Public debentures

In 2015, the Company bought back and immediately cancelled the following public nonconvertible, unsecure debentures: (1) 38,219 debentures of the 9th Issue 1st Series; (2) 150,427 debentures of the 9th Issue 2nd Series; (3) 24,002 5th Issue debentures of the 5th Issue 2nd Series, and (4) 100 debentures of the 7th Issue.

Guarantees

BNDES financing facilities are collateralized by receivables of the Company and its subsidiaries TMAR and Oi Móvel. The Company provides guarantees to its subsidiaries TMAR and Oi Móvel for such financing facilities, totaling R$2,809 million.

On May 5, 2014, the outstanding EMTN notes of subsidiary PTIF become guaranteed by Oi.

Covenants

The financing agreements of the Company and subsidiaries TMAR and Oi Móvel with the BNDES and other financial institutions, and the debentures issued require compliance with financial ratios (covenants). The financial ratios are determined either on a quarterly or an annually basis.

The sale of PT Portugal led to a temporary increase of the Company’s financial leverage, since Oi kept some of PT Portugal’s debt in its balance sheet. As a result, Oi negotiated waivers with its creditors, including with BNDES, increasing its leverage ceiling to 6.0x during all the quarters of 2015, and should return to the original limit in the first quarter of 2016.

At the closing of the interim financial information for the quarter ended September 30, 2015, there was no accelerated maturity event for noncompliance of any of the established financial ratios.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Committed and not used credit facilities

In December 2014 the Company signed a financing agreement with Banco do Nordeste do Brasil (BNB) amounting to R$370.6 million to finance part of the investments in the Northeast of Brazil. There was no disbursement from this facility to date.

In October 2014 the Company entered into a financing agreement with the agency Finnvera (Finnish Export Credit Ltd.) totaling US$397.36 million to finance part of the investments to be made in the next two years. Tranche B amounting to US$164.6 million has still not yet been disbursed.

In December 2012 the Company contracted a revolver credit facility amounting to R$1,500 million with a syndicate of global commercial banks, consisting of Banco do Brasil, Bradesco, HSBC, and Santander. The entire amount is available for disbursement.

In October 2011, the Company entered into a revolver credit facility, amounting to US$1,000 million with a syndicate consisting of nine global commercial banks, led by “Bank of America N.A Merrill Lynch”, “Pierce, Fenner & Smith Incorporated”, “HSBC Securities (USA) Inc.”, “RBS Securities Inc.”, and “Citibank N.A.” The banks “Tokio Mitsubishi UFJ”, “Barclays PLC”, “Deutsche Bank AG”, “Morgan Stanley N.A.”, and “Sumitomo Mitsui” are also part of the syndicate, at different levels. The amount US$300 million is available for disbursement.

18.	DERIVATIVE FINANCIAL INSTRUMENTS

	09/30/2015	12/31/2014
Assets

Currency swaps	6,480,680	2,871,904
Interest rate swaps	409,583	196,017
Non-deliverable forwards (NDFs)	1,288,386	153,560
Options	14,120
Total	8,192,769	3,221,481
Current	1,838,852	340,558
Non-current	6,353,917	2,880,923

Liabilities
Currency swaps	911,692	413,573
Interest rate swaps	539,503	241,138
Non-deliverable forwards (NDFs)	298,686	12,211
Total	1,749,881	666,922
Current	1,343,147	523,951
Non-current	406,734	142,971

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

19.	LICENSES AND CONCESSIONS PAYABLE

	09/30/2015	12/31/2014
SMP	831,799	1,238,209
STFC concessions	11,446	123,731
Total	843,245	1,361,940
Current	834,259	675,965
Non-current	8,986	685,975

Correspond to the amounts payable to ANATEL for the radiofrequency concessions and the licenses to provide the SMP services, and STFC service concessions, obtained at public auctions.

The payment schedule is as follows:

2015	2,810
2016	833,818
2017	3,142
2018	3,142
2019	333
Total	843,245

20.	TAX REFINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	09/30/2015	12/31/2014
Law 11941/09 and Law 12865/2013 tax financing program	804,128	983,904
REFIS II - PAES	4,458	6,326
Total	808,586	990,230
Current	93,706	94,041
Non-current	714,880	896,189

The amounts of the tax refinancing program created under Law 11941/2009, divided into principal, fine and interest, which include the debt declared at the time the deadline to join the program was reopened as provided for by Law 12865/2013 and Law 12996/2014, are broken down as follows:

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	09/30/2015				12/31/2014
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	185,343	7,742	201,471	394,556	563,846
Income tax	46,117	4,499	53,394	104,010	119,447
Tax on revenue (PIS)	66,321	1,394	37,803	105,518	102,598
Social security (INSS – SAT)	54	2,854	8,854	11,762	13,852
Social contribution	11,351	1,435	13,643	26,429	30,985
Tax on banking transactions (CPMF)	19,211	2,157	26,656	48,024	39,717
Other	45,058	5,274	67,955	118,287	119,785
Total	373,455	25,355	409,776	808,586	990,230

The payment schedule is as follows:

2015	22,253
2016	89,019
2017	89,019
2018	89,019
2019	89,019
2020 to 2022	267,056
2023 to 2025	163,201
Total	808,586

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

21.	PROVISIONS

Broken down as follows:

Type	09/30/2015	12/31/2014
Labor
Overtime	374,986	471,506
Sundry premiums	115,932	131,963
Indemnities	111,697	152,113
Stability/reintegration	110,856	126,070
Additional post-retirement benefits	76,036	83,417
Salary Differences and related effects	43,441	52,852
Lawyer/expert fees	27,192	29,382
Severance pay	15,567	20,235
Labor fines	13,823	15,562
Severance Pay Fund (FGTS)	7,655	9,359
Employment relationship	6,584	5,717
Joint liability	988	1,581
Other claims	42,052	55,267
Total	946,809	1,155,024

Tax
State VAT (ICMS)	308,029	363,025
Tax on services (ISS)	68,527	71,666
INSS (joint liability, fees, and severance pay)	29,071	31,735
Tax on net income (ILL)	6,811	20,691
Other claims	77,306	45,504
Total	489,744	532,621

Civil
Corporate	1,105,005	1,549,525
ANATEL estimates	620,691	597,437
ANATEL fines	516,776	506,726
Small claims courts	402,877	282,209
Other claims	467,476	508,226
Total	3,112,825	3,444,123

Total provisions	4,549,378	5,131,768
Current	1,222,642	1,058,521
Non-current	3,326,736	4,073,247

In compliance with the relevant Law, the provisions are adjusted for inflation on a monthly basis.

Breakdown of contingent liabilities, per nature

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The breakdown of contingent liabilities with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

	09/30/2015	12/31/2014
Labor	756,389	1,082,677
Tax	22,154,002	21,059,009
Civil	1,210,456	1,146,745
Total	24,120,847	23,288,431

Summary of movements in provision balances

	Labor	Tax	Civil	Total
Balance at Dec 31, 2014	1,155,024	532,621	3,444,123	5,131,768
Merger of TmarPart		5,397		5,397
Inflation adjustment	4,197	14,983	55,100	74,280
Additions/(reversals)	(64,424)	21,959	426,563	384,098
Write-offs for payment/terminations	(147,988)	(85,216)	(812,961)	(1,046,165)
Balance at Sep 30, 2015	946,809	489,744	3,112,825	4,549,378

Pursuant to our legal counsel’s assessments and based in more complete historic information, we reassessed to remote the likelihood of unfavorable outcome of a set of labor lawsuits to which the Company in jointly and severally liable party to remote, resulting in a decrease in the previously recognized amount.

We revised the methodology used to compute the provisions for losses in civil lawsuits—corporate lawsuits involving the financial participation agreements, including statistical techniques, as a result of the higher experience accumulated in the matter. The change in estimates generated a R$325,709 reversal in the provisions for civil contingencies— corporate, recognized in other operating income (expenses), net.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Guarantees

The Company has bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits, contractual obligations, and biddings with the ANATEL. The total adjusted amount of contracted guarantees and guarantee insurance effective at September 30, 2015, corresponds to R$16,790,182 (R$16,488,245 at December 31, 2014). The commission charges on these contracts are based on market rates.

22.	EQUITY

(a)	Share capital

Subscribed and paid-in capital is R$21,438,374 (R$21,438,220 at December 31, 2014), represented by the following shares, without par value:

	Number of shares (in thousands)
	09/30/2015	12/31/2014
Total capital in shares
Common shares	286,155	286,155
Preferred shares	572,317	572,317
Total	858,472	858,472
Treasury shares
Common shares	55,830	8,425
Preferred shares	102,151	7,281
Total	157,981	15,706
Outstanding shares
Common shares	230,325	277,730
Preferred shares	470,166	565,036
Total outstanding shares	700,491	842,766

The Company is authorized to increase its capital under a Board of Directors’ resolution, in common and preferred shares, up to the share capital ceiling of R$34,038,701,741.49, within the legal ceiling of 2/3 for the issuance of new nonvoting preferred shares.

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the Company’s capital can be increased by capitalizing retained earnings or reserves previously set up for this purpose by the Shareholders’ Meeting. Under these conditions, the capitalization can be made without any change in the number of shares.

Capital is represented by common and preferred shares without par value, and the Company is not required to maintain the current proportion of these types of share on capital increases.

By resolution of the Shareholders’ Meeting or the Board of Directors, the preemptive right on issuance of shares, warrants or convertible debentures can be cancelled in the cases provided for in Article 172 of the Brazilian Corporate Law.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

On February 25, 2015 the Board of Directors approved a capital increase of R$154 without the issue of new shares, through the capitalization of the investment reserve.

(b)	Treasury shares

Treasury shares as at September 30, 2015 originate from the corporate events that took place in the first quarter of 2015, the second quarter of 2014, and the first half of 2012, described below:

(i)

on February 27, 2012, the Extraordinary Shareholders’ Meeting of Oi S.A. approved the Merger Protocol and Justification of Coari with and into the Company and, as a result, the cancelation of the all the treasury shares held by the Company on that date;

(ii)

on February 27, 2012, the Extraordinary Shareholders’ Meeting of Oi S.A. approved the Merger Protocol and Justification of TNL with and into the Company, and the Company’s shares then held by TNL, as a result of the merger of Coari with and into the Company, were canceled, except for 24,647,867 common shares that remained in treasury;

(iii)	starting April 9, 2012, Oi paid the reimbursement of shares to withdrawing shareholders.

(iv)

as a result of the Company’s capital increase approved by the Board of Directors on April 30 and May 5, 2014, and due to subscription made by Pharol in PT Portugal assets, R$263,028 was reclassified to treasury shares (Note 3.1 - iv).

(v)

under the exchange agreement entered into with Pharol on September 8, 2014 (Note 27), approved at Pharol’s extraordinary shareholders’ meeting, by the CVM, and at Oi’s extraordinary shareholders’ meeting, on March 30, 2015 the Company conducted a share exchange under which Pharol delivered to PTIF Oi shares divided into 474,348,720 OIBR3 shares and 948,697,440 OIBR4 shares (47,434,872 and 94,869,744 after the reverse stock split, respectively); in exchange, the Company delivered Rio Forte securities to PT SGPS, in the total principal amount of R$3,163 million (€897 million).

(c)	Capital reserves

Capital reserves are recognized pursuant to the following practices:

Special merger goodwill reserve: represents the net amount of the balancing item to goodwill recorded in assets, as provided for by CVM Instruction 319/1999.

Special merger reserve: net assets: represented by: (i) the net assets merged by the Company under the corporate reorganization approved on February 27, 2012 amounting to R$2,309,296; (ii) the net assets of TmarPart merged into the Company as approved on September 1, 2015 amounting to R$122,411 which includes, mainly, R$20,349 of cash and cash equivalents, R$ 112,961 of deferred tax and R$11,166 of loans; and (iii) the tax benefit arising from the goodwill recognized by the Company as a result of the merger of TmarPart, amounting to R$1,511,011, pursuant to CVM Instruction 319/1999 (Note 1).

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

As regard TmarPart’s net assets, it is worth mentioning that as at June 30, 2015 TmarPart’s recognized in its balance sheet a goodwill amounting to R$6,347 million, net of tax effects. Based on the events that occurred between June 30, 2015 and the merger date, September 1, 2015, based on third parties opinions, and taking into account the lack of a specific accounting standard on mergers of entities under common control in the accounting practices adopted in Brazil, and the existence of interpretations indicating that upon a merger the push-down or write-off of that goodwill is an accounting policy choice, the Company did not recognize the goodwill in its balance sheet. Pursuant to accounting interpretation ICPC 09 (R2), paragraphs 77-78 and CVM Instruction 319/1999, the Company will file an analysis request with the CVM. The Company reports herein that the recognition of the above mentioned goodwill in its balance sheet as at September 30, 2015 would increase total assets and shareholder’s equity by R$9,343 million and R$6,167 million, respectively, and decrease profit for the three- and nine-month period ended September 30, 2015 by R$60 million, net of taxes.

Investment grant reserve: recognized due to the investment grants received before the beginning of FY 2008 as a balancing item to an asset received by the Company.

Law 8200/91 special inflation adjustment reserve: recognized due to the special inflation adjustments to capital assets, the purpose of which was to offset distortions in inflation adjustment indices prior to 1991.

Interest on works in progress: consists of the balancing item to interest on works in progress incurred through December 31, 1998.

Other capital reserves: consist of the funds invested in income tax incentives before the beginning of FY 2008.

(d)	Profit reserves

Profit reserves are recognized pursuant to the following practices:

Legal reserve: allocation of 5% of profit for the year up to the limit of 20% of capital. This allocation is optional when the legal reserve plus the capital reserves exceeds 30% of capital. This reserve is only used for capital increases or offset losses.

Investments reserve: consists of the balances of profit for the year, adjusted pursuant to Article 202 of Law 6404/76 and allocated after the payment of dividends. The profits for the year used to recognize this reserve were fully allocated as retained earnings by the related shareholders’ meetings in light of the Company’s investment budget and in accordance with Article 196 of the Brazilian Corporate Law.

On February 25, 2015, the Board of Directors approved the capitalization of the investment reserve balance totaling R$1,933,354, as follows: (i) R$154 to capital increase and (ii) R$1,933,200 to recognize the capital reserves, without the issue of new shares.

(e)	Dividends and interest on capital

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Dividends are calculated pursuant to the Company’s Bylaws and the Brazilian Corporate Law. Mandatory minimum dividend are calculated in accordance with Article 202 of Law 6404/76, and preferred or priority dividends are calculated pursuant to the Company’s Bylaws.

Preferred shares are nonvoting, except in the cases specified in paragraphs 1-3 of Article 12 of the Bylaws, but are assured priority in the payment of the noncumulative minimum dividends equal to the higher of 6% per year of the amount obtained by dividing capital stock by the total number of shares of the Company or 3% per year of the amount obtained by dividing book equity by the total number of shares of the Company.

By decision of the Board of Directors, the Company can pay or credit, as dividends, interest on capital pursuant to Article 9, paragraph 7, of Law 9249/1995. The interest paid or credited will be offset against the annual mandatory minimum dividend amount, pursuant to Article 43 of the Bylaws.

At the Company’s Annual Shareholders’ Meeting held on April 29, 2015 the allocation of loss for 2014, amounting to R$4,407,711, was approved as follows: (i) offset against the legal reserve amounting to R$383,527 and R$4,024,184 to accumulated losses.

(f)	Share issue costs

We recognized in this line item the share issue costs, net of taxes totaling R$175,838, related to the corporate transactions: (1) capital increase, in accordance with the plan for the business combination between the Company and Pharol and (2) the corporate reorganization of February 27, 2012, and (3) merger of TmarPart with and into Oi. These costs directly attributable to the mentioned events are basically represented by expenses on the preparation of prospectus and reports, third-party professional services, fees and commissions, transfer costs, and registration costs.

(g)	Other comprehensive income

We recognize in this line item other comprehensive income, which includes hedge accounting gains and losses, actuarial gains and losses, foreign exchange differences arising on translation of net investment in foreign subsidiaries, including exchange differences in intragroup loans that are part of the net investment in foreign subsidiaries to Reais, reclassification adjustments, and the tax effects related to these components, which are not recognized in the income statements.

Other comprehensive income including other relevant captions in equity, as shown below:

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Other comprehensive income	Share issue costs	Obligations in equity instruments	Changes in equity interest percentage	Total
Balance at Dec 31, 2014	45,126	(309,592)	(2,894,619)	3,916	(3,155,169)
Merger of TmarPart		(31,680)			(31,680)
Hedge accounting losses	(882,118)				(882,118)
Subsidiaries’ hedge accounting losses	(132,509)				(132,509)
Actuarial loss	(9,770)				(9,770)
Subsidiaries’ actuarial gain transferred to accumulated losses	714,654				714,654
Exchange gains on investment abroad	1,888,963				1,888,963
Exchange gains on subsidiaries’ investment abroad	364,408				364,408
Obligations in equity instruments			(268,921)		(268,921)
Exchange of treasury shares			3,163,540		3,163,540
Other comprehensive income	144,735				144,735
Comprehensive income transferred to profit or loss for the period	(1,709,347)				(1,709,347)
Balance at Sep 30, 2015	424,142	(341,272)		3,916	86,786

(h)	Basic and diluted earnings (losses) per share

The Company’s Bylaws award different rights to holders of common and preferred shares with respect to dividends, voting rights, and in case of liquidation of the Company. Accordingly, basic and diluted earnings (losses) per share were calculated based on profit for the period available to common and preferred shareholders.

Basic

Basic earnings (losses) per share are calculated by dividing the profit (loss) attributable to the owners of the Company, available to common and preferred shareholders, by the weighted average number of common and preferred shares outstanding during the period.

Diluted

Diluted earnings (losses) per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities. Currently we do not have any potentially dilutive shares.

The table below shows the calculations of basic and diluted earnings (losses) per share:

	09/30/2015	09/30/2014
Profit (loss) from continuing operations	(1,848,059)	94,389
Loss for the quarter from discontinued operations (net of taxes)	1,085,910	(80,093)
Profit (loss) attributable to owners of the Company	(762,149)	14,296

Profit (loss) allocated to common shares – basic and diluted	(250,797)	4,681
Profit allocated to preferred shares – basic and diluted	(511,352)	9,615

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Weighted average number of outstanding shares (in thousands of shares)
Common shares – basic and diluted	246,107	177,173
Preferred shares – basic and diluted	501,789	363,921

Earnings (losses) per share (in reais):
Common shares – basic and diluted	(1.02)	0.03
Preferred shares – basic and diluted	(1.02)	0.03

Earnings (losses) per share – continuing operations:
Common shares – basic and diluted	(2.47)	0.17
Preferred shares – basic and diluted	(2.47)	0.17

Earnings (losses) per share – discontinued operations:
Common shares – basic and diluted	1.45	(0.15)
Preferred shares – basic and diluted	1.45	(0.15)

Retrospective adjustment

As required by CPC 41, we have adjusted retrospectively the calculation of basic and diluted earnings per share taking into consideration the new shareholding structure resulting from the reverse share split described in item (a) above.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

23.	EMPLOYEE BENEFITS

As at September 30, 2015, the consolidated liabilities referring to retirement benefits recognized in the balance sheet are as follows:

	09/30/2015	12/31/2014
Actuarial assets	47,256	47,496
Current	2,775	1,744
Non-current	44,481	45,752
Actuarial liabilities	397,944	476,535
Current	35,085	129,662
Non-current	362,859	346,873

(a)	Pension funds

The Company and its subsidiaries sponsor retirement benefit plans (“pension funds”) for their employees, provided that they elect to be part of such plan, and current beneficiaries. The table below shows the existing pension plans as at September 30, 2015.

Benefit plans	Sponsors	Manager

TCSPREV	Oi, Oi Móvel, BrT Multimídia and Oi Internet	FATL
BrTPREV	Oi, Oi Móvel, BrT Multimídia and Oi Internet	FATL
TelemarPrev	Oi, TMAR, Oi Móvel and Oi Internet	FATL
PAMEC	Oi	Oi
PBS-A	TMAR and Oi	Sistel
PBS-Telemar	TMAR	FATL
PBS-TNCP	Oi Móvel	Sistel
CELPREV	Oi Móvel	Sistel

Sistel – Fundação Sistel de Seguridade Social

FATL – Fundação Atlântico de Seguridade Social

For purposes of the pension plans described in this note, the Company can also be referred to as the “Sponsor”.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period. For the year ended December 31, 2014, the actuarial valuations were performed by Mercer Human Resource Consulting Ltda. The Bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (PREVIC), as regards the specific plans. PREVIC is the official agency that approves and oversees said plans.

The sponsored defined benefit plans are closed to new entrants because they are close-end pension funds. Participants’ and the sponsors’ contributions are defined in the funding plan.

Actuarial liabilities are recognized for the sponsored defined benefit plans that report an actuarial deficit. For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The related liabilities disclosed in the balance sheet as at September 30, 2015 have been recognized based on the actuarial studies as at December 31, 2014, prepared using the “Projected Credit Unit Method”, adjusted by the costs on retirement benefits and benefit payments in the period and the actuarial losses determined at September 30, 2015 related to the difference between the actual and budget income of the pension funds and the impact of the revision of the discount rates used to discount the actuarial liabilities. The main actuarial assumptions taken into consideration in the actuarial studies as at December 31, 2014 and September 30, 2015 after the revision of the discount rates are as follows:

	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial liability	11.83%	11.83%	11.83%	11.83%%
Estimated inflation rate	5.50%	5.50%	5.50%	5.50%
Estimated nominal salary increase index	5.50%	5.50%	5.50%	5.50%
Estimated nominal benefit growth rate	5.50%	5.50%	5.50%	5.50%
Total expected rate of return on plan assets	11.83%	11.83%	11.83%	11.83%%
General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzues	Zimmermann Nichzues	Zimmermann Nichzues	Zimmermann Nichzues
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Turnover rate	7.3%	8.2%	Nil	0% to 12%

	PBS-A	PAMEC	PBS-TNCP	CELPREV
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial liability	11.83%	11.83%	11.83%	11.83%%
Estimated inflation rate	5.50%	5.50%	5.50%	5.50%
Estimated nominal salary increase index	N.A.	N.A.	N.A.	N.A.
Estimated nominal benefit growth rate	N.A.	N.A.	N.A.	N.A.
Nominal medical costs growth rate	N.A.	8.67%	N.A.	N.A.
Total expected rate of return on plan assets	11.83%	11.83%	11.83%	11.83%
General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzues	Zimmermann Nichzues	Zimmermann Nichzues	Zimmermann Nichzues
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Starting age of the benefits	N.A.	N.A.	57 years	55 years
Turnover rate	N.A.	N.A.	Nil	Nil

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

The main movements in the actuarial liabilities related to pension plans in the period ended September 30, 2015 were as follows:

Balance at December 31, 2014	476,535
Pension plan costs, net	60,734
Payments, contributions and reimbursements	(139,325)
Balance at September 30, 2015	397,944

The main movements in the actuarial assets related to the pension plans in the period ended September 30, 2015 were as follows:

Balance at December 31, 2014	47,496
Pension plan income, net	4,214
Actuarial gains (losses), net	924
Payments, contributions and reimbursements	(5,378)
Balance at September 30, 2015	47,256

24.	SEGMENT INFORMATION

The Company’s management uses operating segment information for decision-making. The Company identified only one operating segment that corresponds to the telecommunications business in Brazil.

In addition to the telecommunications business in Brazil, the Company conducts other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses refer basically to the following companies: Mobile Telecommunications Limited in Namibia, Companhia Santomense de Telecomunicações, Listas Telefónicas de Moçambique, ELTA – Empresa de Listas Telefónicas de Angola, and Timor Telecom, which provide fixed and mobile telecommunications services and publish telephone directories, and which have been consolidated since May 2014.

The revenue generation is assessed by Management based on a view segmented by customer, into the following categories:

●	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband), and pay TV;
●	Personal Mobility, focused on the sale of mobile telephony services to subscription and prepaid customers, and mobile broadband customers; and
●	SMEs/Corporate, which includes corporate solutions offered to our small, medium-sized, and large corporate customers.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Telecommunications in Brazil

In preparing the financial information for this reportable segment, the transactions between the companies included in the segment have been eliminated. The financial information of this reportable segment for the periods ended September 30, 2015 and 2014 is as follows:

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	09/30/2015	09/30/2014
Residential	7,387,419	7,522,494
Personal Mobility	6,324,820	6,577,856
SMEs/Corporate	5,989,437	6,226,534
Other services and businesses	208,854	222,063
Net operating revenue	19,910,530	20,548,947
Operating expenses
Depreciation and amortization	(3,606,477)	(3,257,713)
Interconnection	(1,361,507)	(2,053,984)
Personnel	(1,843,509)	(2,041,033)
Third-party services	(4,636,423)	(4,558,072)
Grid maintenance service	(1,457,664)	(1,392,453)
Handset and other costs	(178,554)	(446,728)
Advertising and publicity	(251,973)	(500,647)
Rentals and Insurance	(2,598,904)	(2,333,120)
Provisions/reversals	(677,647)	(494,101)
Allowance for doubtful accounts	(505,551)	(516,547)
Taxes and other expenses	(913,949)	(1,335,618)
Other operating income, net	277,954	1,886,680
OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	2,156,326	3,505,611

Financial income (expenses)
Financial income	5,022,792	1,034,565
Financial expenses	(9,475,329)	(4,264,666)

PRETAX INCOME	(2,296,211)	275,510

Income tax and social contribution	414,453	(261,214)

PROFIT (LOSS) FOR THE QUARTER FROM CONTINUING OPERATIONS	(1,881,758)	14,296

Reconciliation of revenue and profit (loss) for the quarter and information per geographic market

In the periods ended September 30, 2015 and 2014, the reconciliation of the segment telecommunications in Brazil revenue and total consolidated revenue is as follows:

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	09/30/2015	09/30/2014
Net operating revenue
Revenue related to the reportable segment	19,910,530	20,548,947
Revenue related to other businesses (i)	740,155	375,625
Consolidated net operating revenue	20,650,685	20,924,572
(i)	In 2014 the Africa and Timor business were consolidated after May 1.

In the periods ended September 30, 2015 and 2014, the reconciliation between the profit (loss) before financial income (expenses) and taxes of the segment telecommunications in Brazil and the consolidated profit (loss) before financial income (expenses) and taxes is as follows:

	09/30/2015	09/30/2014
Profit (loss) before financial income (expenses) and taxes
Telecommunications in Brazil	2,156,326	3,505,611
Other businesses (i)	154,009	168,037
Consolidated income before financial income (expenses) and taxes	2,310,335	3,673,648
(i)	In 2014 the Africa and Timor business were consolidated after May 1.

Total assets, liabilities and tangible and intangible assets per geographic market as at September 30, 2015 are as follows:

	09/30/2015
	Total assets	Total liabilities	Tangible assets	Intangible assets	Capital expenditures on tangible and intangible assets
Brazil	91,021,684	80,433,832	25,416,829	3,330,321	2,612,912
Other, primarily Africa	10,166,830	897,112	510,118	1,042,028	102,221

25.	RELATED-PARTY TRANSACTIONS

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Transactions with unconsolidated related parties

	09/30/2015	12/31/2014
Accounts receivable and other assets	1,887,606	1,586,372
Unitel	1,881,011	1,375,162
Multitel		24,282
PT-ACS		15,114
Fundação PT		7,387
Sportinvest Multimédia		105,492

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Siresp		40
Fibroglobal		48,134
Yunit		7,454
TODO	1
Contax	6,594	3,307

	09/30/2015	12/31/2014
Accounts payable and other liabilities	46,752	61,603
Unitel		1,484
Multitel		1,217
PT-ACS		599
Fundação PT		2
Sportinvest Multimédia		291
Siresp		6
Fibroglobal		9,564
Yunit		669
Contax	33,370	41,832
TODO	7,935	5,587
Ability		7
Veotex	5,447	345

	09/30/2015	09/30/2014
Revenue
Revenue from services rendered	29,076	130,346
PT Portugal		59,936
Unitel		19,530
Contax	28,500	21,556
TODO	576	785
Multitel		1,844
PT-ACS		552
Sportinvest Multimédia		173

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Siresp	20,552
Fibroglobal	1,638
Fundação PT	3,780

	09/30/2015	09/30/2014
Costs/expenses
Operating costs and expenses	(28,212)	(81,718)
PT Portugal		(25,066)
Unitel		(8,204)
Multitel		(339)
Sportinvest Multimédia		(669)
Fibroglobal		(10,974)
PT Inovação e Sistemas		(1,442)
PT Comunicações		(782)
Veotex	(7,083)	(7,597)
TODO	(21,129)	(22,758)
PT-ACS		(3,887)

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Services provided by Contax

The Company and subsidiaries TMAR and Oi Móvel engage call center and collection services from Contax, which is controlled by shareholders that were part of the Company’s control block. Contax provides customer services to fixed-line telephony customers, outbound telemarketing services to capture new mobile telephony customers, support to prepaid and subscription mobile telephony customers, technical support to Velox subscribers (ADSL), and collection services. Total costs of services provided by Contax for the period ended September 30, 2015 were R$1,004,001 (R$1,185,485 for the period ended September 30, 2014).

Financing agreements with the BNDES

The Company entered into financing agreements with BNDES, controlling shareholder of BNDESPAR, which holds 4.63% of the Company’s capital, after the merger of TmarPart an the share conversion completed this quarter.

The balance due related to BNDES financing at September 30, 2015, was R$3,772 million (R$5,872 million at December 31, 2014), and we recognized related financial expenses totaling R$371 million (R$356 million for the period ended September 30, 2014).

Compensation of key management personnel

The compensation of the officers responsible for planning, managing and controlling the Company’s activities, including the compensation of the directors and executive officers, totaled R$17,468 (R$10,654 at September 30, 2014).

In the first half of 2015, the Company implemented a Long-term Incentives plan for some of its officers, effective for three years. The benefit attributed to the participants will be paid in cash and granted annually based on the attainment of annual financial and operating goals, and its amount is determined on the quotation of Oi’s stock. As at September 30, 2015, a provision of R$9.7 million is being recorded for this plan.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

26.	HELD-FOR-SALE ASSETS AND DISCONTINUED OPERATIONS

Sale of PT Portugal shares to Altice

On December 9, 2014, the Company and Altice entered into a purchase and sale agreement of all PT Portugal shares to Altice, basically involving the operations conducted by PT Portugal in Portugal and in Hungary.

On January 22, 2015, Pharol shareholders approved the sale by Oi of all PT Portugal shares to Altice, under the terms and conditions of the Share Purchase and Sale Agreement. Accordingly, the suspensive condition provided for in said agreement to its effectiveness was implemented.

On June 2, 2015, the sale by Oi to Altice of its entire stake in PT Portugal was completed. Altice paid a total of €5,789 million for PT Portugal, of which €4,920 million were received in cash by Oi and €869 million were immediately allocated to settle PT Portugal euro-denominated debt. There is also a provision for the payment of an earn-out of €500 million related to PT Portugal’s future generation of revenue and Oi provided to the buyer a set of guarantees and representations usual in this type of agreements.

Classification of the investment sales transactions as discontinued operations

On May 5, 2014, the Company acquired PT Portugal and since then it also fully consolidated its profits or losses, assets and liabilities. In December 2014, with the approval of the sale of the investments in PT Portugal to Altice, the Company classified its operations in Portugal as held-for-sale assets and liabilities associated to held-for-sale assets, and discontinued operations.

With the sale of PT Portugal shares to Altice, the loss on divesture is presented as discontinued operations in a single line of the income statement, as follows:

09/30/2015
Loss on sale of PT Portugal and divesture-related expenses (i)	(607,696)
Comprehensive income transferred to the income statement (ii)	1,709,347
Loss for the period of discontinued operations (iii)	(15,741)
Profit for the period from discontinued operations	1,085,910

(i)

The loss on the sale of PT Portugal includes: (1) the derecognized investment cost that includes goodwill arising on the business combination between the Company and PT less the R$4.2 billion allowance for loss recognized in December 2014, and selling expenses totaling R$1.3 billion; and (2) the R$0.7 billion revenue related to cash proceeds received directly by the Company. The final price is subject to possible post-closing adjustments to be determined in the following months based on changes in the cash, debt, and working capital positions at the closing date.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

(ii)	Refers to the cumulative foreign exchange differences recognized in other comprehensive income, transferred from equity to profit or loss for the year due to divesture.

(iii)	Refers to PT Portugal’s loss recognized as shares of profits of subsidiaries as at January 1, 2015 and May 31, 2015.

Approval of preparatory actions for the sale of Africatel

At the Board of Directors’ meeting held on September 16, 2014, Oi’s management was authorized to take all the necessary actions to divest Oi’s stake in Africatel, representing 75% of Africatel’s share capital, and/or dispose of its assets. Oi will lead the sale process, even though we believe that it would be in the best interests of both Africatel shareholders to maximize the value of their investments, that this sale be coordinated with Samba Luxco, a Helios Investors L.P. affiliate that holds the remaining 25% of Africatel’s share capital. Oi is committed to working with its local partners and each one of the operating companies where Africatel holds investments to ensure a coordinated transition of its interests in these companies.

Notwithstanding the above, our indirect subsidiary Africatel GmbH & Co. KG (“Africatel GmbH”), direct holder of the Oi’s investment in Africatel, received on September 16, 2014 a letter from Samba Luxco, where Samba Luxco exercised an alleged right to sell the shares it holds in Africatel (put option), pursuant to Africatel’s shareholders’ agreement. According to this letter, this put option results from the indirect transfer of Africatel shares, previously indirectly held by Pharol, to the Company as the payment for the capital increase made in May 2014.

As disclosed in Note 3 ‘Risks related to our interest in Unitel’, the Company believes that there was not any action or event that, under Africatel’s shareholders’ agreement terms, would trigger the right to exercise the put option. Accordingly, without prejudice to the value the Company attributes to maintaining a relationship of mutual respect with Samba Luxco, Africatel GmbH intends to challenge the exercise of this put option by Samba Luxco in the current circumstances, which, pursuant to Africatel’s shareholders’ agreement. Thus, in November 2014, Samba Luxco initiated an arbitration proceeding against Africatel GmbH and Pharol to resolve this issue.

Oi intends to focus its efforts on the sale of Africatel and/or its assets and believes that if this goal is successfully met through the arbitration proceeding already initiated.

The assets and liabilities of the African operations are stated at the lower of their carrying amounts and their fair values less costs to sell.

The African operations are consolidated in the income statement since May 5, 2014.

The main components of the assets for held sale and liabilities associated to assets held for sale as of September 30, 2015 and December 31, 2014 are as follows:

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

African operations
09/30/2015
Held-for-sale assets	10,166,830
Cash, cash equivalents and cash investments	246,371
Accounts receivable	205,624
Dividends receivable (i)	1,881,011
Available-for-sale financial asset (ii)	5,888,112
Other assets	237,564
Investments	156,002
Property, plant and equipment	510,118
Intangible assets	369,965
Goodwill	672,063

Liabilities directly associated to assets held for sale	897,112
Borrowings and financing	16,069
Trade payables	126,979
Provisions for pension plans	1,054
Other liabilities	753,010

Non-controlling interests	1,818,832

Total assets held for sale and liabilities associated to assets held for sale	7,450,886

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	PT Portugal operations	Operations in Africa	Total
	2014
Held-for-sale assets	26,283,854	7,642,738	33,926,592
Cash, cash equivalents and cash investments	590,111	170,056	760,167
Accounts receivable	2,270,140	195,690	2,465,830
Dividends receivable (i)	1,948	1,261,826	1,263,774
Available-for-sale financial asset (ii)		4,284,416	4,284,416
Other assets	1,085,751	164,121	1,249,872
Investments	134,272	63,267	197,539
Property, plant and equipment	10,560,140	506,347	11,066,487
Intangible assets	5,271,808	376,441	5,648,249
Goodwill	6,369,684	620,574	6,990,258

Liabilities directly associated to assets held for sale	26,326,948	851,273	27,178,221
Borrowings and financing	18,892,793	83,843	18,976,636
Trade payables	2,260,503	97,600	2,358,103
Provisions for pension plans	3,347,667	997	3,348,664
Other liabilities	1,825,985	668,833	2,494,818

Non-controlling interests		1,509,197	1,509,197

Total assets held for sale and liabilities associated to assets held for sale	(43,049)	5,282,268	5,239,174

(i)	Refers to dividends receivable from Unitel;

(ii)	Refers to the fair value of the investment in Unitel (Note 3).

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

27.	OTHER INFORMATION

a)	Rio Forte securities

On June 30, 2014, the Company was informed, through a notice disclosed by Pharol, of the investment made by PT International Finance BV (“PTIF”) and PT Portugal, companies contributed by Pharol to Oi in the capital increase, in a commercial paper of Rio Forte Investments S.A. (“Securities” and “Rio Forte”, respectively), a company part of the Portuguese group Espírito Santo (“GES”), when both PTIF and PT Portugal were Pharol subsidiaries.

According to said notice, the Securities had been issued in the total amount of €897 million, and bore average annual interest of 3.6% and matured on July 15 and July 17, 2014 (€847 and €50 million, respectively), stressing that since April 28, 2014 no other investment and/or renewal of this type of investments had been made.

Both PT Portugal and PTIF (collectively “Oi Subsidiaries”) became Company subsidiaries due to the assignment of all PT Portugal shares to the Company by Pharol, on May 5, 2014, to pay in the Company’s capital increase approved on April 28 and 30, 2014.

The Securities matures in July 2014 and subsequently the cure period for payment of the securities ended without Rio Forte paying the amount due. The Luxembourg Commercial Court denied Rio Forte’s request for controlled management on October 17, 2014 and Rio Forte’s bankruptcy was declared on December 8, 2014.

Agreements entered into by the Company, TmarPart, and Pharol related to the cash investments made in Rio Forte commercial papers

On September 8, 2014, after obtaining the due corporate approvals, the Company, the Oi Subsidiaries, TmarPart, and Pharol entered into definitive agreements related to the investments made in the Securities. The agreements provided for (i) an exchange (the “Exchange”) through which Oi Subsidiaries transferred the Securities to Pharol in exchange for preferred shares and common shares of the Company and held by Pharol, as well as (ii) the assignment by Oi Subsidiaries of a call option on the Company shares to the benefit of PT (“Call Option”).

On March 26, 2015, in order to comply with the conditions presented by the CVM’s Board to grant the waivers necessary for the implementation of the Share Exchange and Put Option, according to the decision issued on March 4, 2015, the Company held a Shareholders’ Meeting which approved the terms and conditions of the Share Exchange and Put Option agreements.

On March 31, 2015, the Company announced in a Material Fact Notice, the consummation of the Exchange, under which Pharol delivered to the Oi Subsidiaries Oi free shares corresponding to 47,434,872 OIBR3 (common shares) and 94,869,744 OIBR4 (preferred shares) (“Exchanged Shares”); and in exchange Oi, through PTIF, delivered the Securities to Pharol, totaling €897 million, with no money involved.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

With implementation of the Exchange, Pharol became the holder of the Securities and the sole responsible for negotiating with Rio Forte and the decisions related to the Securities, and the Company is responsible for the supporting documentation to Pharol to take the necessary actions to collect the receivables represented by the Securities.

As a result of the consummation of the Exchange, Pharol’s direct interest in Oi decreased from 104,580,393 common shares and 172,025,273 preferred shares, representing 37.66% of the voting capital (ex-treasury) and 32.82% of the total capital of Oi (ex-treasury) to 57,145,521 common shares and 77,155,529 preferred shares, representing 24.81% of the voting capital (ex-treasury) and 19.17% of the total capital of Oi (ex-treasury). Oi shares received by PTIF as a result of the Exchange will remain in treasury.

Main terms of the Call Option for the Purchase of Shares (“Option Contract”)

Under the Call Option Agreement entered into on September 8, 2014 by Pharol, PTIF, PT Portugal, Oi, and TmarPart, and amended on March 31, 2015, the call option on Oi shares granted Pharol became exercisable with the consummation of the Exchange, beginning March 31, 2015, at any time, during a six-year period.

Under the terms of the Call Option Agreement, the Call Option will involve 47,434,872 Oi common shares and 94,869,744 Oi preferred shares (“Shares Subject to the Option”) and can be exercised, in whole or in part, at any time, pursuant to the following terms and conditions:

(i) Term: six (6) years, noting that Pharol’s right to exercise the Option on the Shares Subject to the Option will be reduced by the percentages below:

Date of Reduction	% of Shares Subject to the Option that cease to the subject to the Option each year
As from 03/31/2016	10%
As from 03/31/2017	18%
As from 03/31/2018	18%
As from 03/31/2019	18%
As from 03/31/2020	18%
As from 03/31/2021	18%

(ii) Exercise Price: R$1.8529 per preferred share and R$2.0104 per common share of Oi, as adjusted by the interbank deposit rate (CDI), plus 1.5% per annum, calculated pro rata temporis, from the date of the Exchange to the date of the effective payment of each exercise price, in whole or in part, of the Option. The exercise price of the shares will be paid in cash, at the transfer date of the Shares Subject to the Option.

Oi is not required to maintain the Exchanged Shares in treasury. In the event that PTIF or any of Oi’s subsidiaries do not hold, in treasury, a sufficient number of Shares Subject to the Option to transfer to Pharol, the Option may be financially settled through payment by the Oi Subsidiaries of the amount corresponding to the difference between the market price of the Shares Subject to the Option and the respective exercise price corresponding to these shares.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

While the Option is effective, Pharol may not purchase Oi shares, directly or indirectly, in any manner other than by exercising the Option. Pharol may not transfer or assign the Option, nor grant any rights under the Option, including security, without the consent of Oi. If Pharol issues, directly or indirectly, derivatives that are backed by or referenced to Oi shares, it shall immediately use the proceeds derived from such a derivative transaction, directly or indirectly, to acquire the Shares Subject to the Option.

Oi may terminate the Option if (i) the Bylaws of Pharol are amended voluntarily to remove or amend the provision that limits the voting right to 10% of all votes corresponding to the capital stock of Pharol; (ii) Pharol directly or indirectly engages in activities that compete with the activities of Oi or its subsidiaries in the countries in which they operate; (iii) Pharol violates certain obligations under the Option Contract.

On March 31, 2015, the Option Agreement was amended to provided for (i) the possibility of Pharol assigning or transferring the Call Option, regardless of previous consent by Oi, provided that such assignment or transfer covers at least  1⁄4 of the Shares Subject to the Option, and Pharol can freely use the use the proceeds of such transactions, (ii) the possibility of Pharol, subject to previous, written consent from Oi, creating or granting any rights arising on the Call Option or, pledging the guarantees supported by the Call Option, and (iii) the grant of a right of first refusal to Oi for the acquisition of the Call Option, should Pharol wish to sell, assign, transfer, contribute the capital of another entity, transmit, or otherwise sell or dispose of the Call Option.

This amendment was executed under a condition suspensive and shall only become effective after authorization from the CVM is obtained to amend the Option Agreement, if necessary, and only after an Oi’s shareholders’ meeting where holders of preferred shares are entitled to vote, approves the terms of said amendment.

As at September 30, 2015, the fair value of the Call Option is estimated at R$9 million calculated by the Company using the Black-Scholes model and theoretical share volatility assumptions, using the Revenue Approach valuation technique provided for by paragraphs B10 and B11 of CPC 46 Fair Value Measurement.

b)	Execution of an agreement with Banco BTG Pactual S.A. regarding a proposal for the acquisition of a stake in TIM Participações S.A.

On August 26, 2014, Oi entered into an agreement with Banco BTG Pactual S.A. (“BTG Pactual”) under which the latter will act as commissioner to develop feasible alternatives to render viable participating in the industry consolidation in the Brazilian telecommunications market and that do not entail a dilution of its shareholders’ interests.

As already reported to the market, BTG Pactual held discussions with third parties regarding a possible transaction and the role of BTG Pactual includes contracting other market players that could be interested in the transaction, as Company agent for the transaction (See Note 28.)

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

c)	Completion of the share auction

The last auction to sell the shares resulting from the reverse split of share fractions approved by the shareholders at Extraordinary Shareholders’ Meeting held on November 18, 2014 was held on June 30, 2015.

As a result of the three auctions held, 1,069,131 Company common shares and 1,162,652 Company preferred shares were sold (“Share”), representing all the shares resulting from the reverse split of share fractions.

The net proceeds of the sale of the Shares totaled R$13,632 and were deposited on July 10, 2015 on behalf of the share fraction holders, proportionately to the number of shares held.

d)	New York Stock Exchange (NYSE) Listing Rule

In September 2015, the Company was notified by the NYSE that Oi was not complying with the continued listing rule, which requires that the average closing price of the listed securities of a company cannot go below US$1.00 per share in any consecutive 30-day trading period.

The Company intends to change the terms of its common and preferred ADSs, to increase the number of the Company’s common shares and preferred shares represented by the ADSs, in order to comply with the minimum share price requirement set by the NYSE. The Company has not yet determined the ratios applicable to shares per ADS, but intends to choose them for the purpose of ensuring the compliance with the NYSE minimum share price requirement in the near future, after these changes. The changes of the ADS terms must be approved by Oi’s Board of Directors and the Brazilian Securities and Exchange Commission. The Company intends to implement this changed ratio before March 14, 2016.

Oi S.A. and Subsidiaries

Notes to the Consolidated Quarterly Information

for the periods ended September 30, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

28.	SUBSEQUENT EVENTS

a)	Consolidation of the telecommunications industry in the Brazilian market

On October 23, 2105, the company received from LetterOne Technology (UK) LLP, one of the companies in the Letter One investment group (“L1 Technology”), a letter containing an exclusivity proposal in a potential transaction for the specific purpose of allowing a consolidation in the Brazilian telecommunications industry involving a potential business combination with TIM Participações S.A. (“TIM Participações”). Under the proposal, L1 Technology would be willing to make a capital contribution of up to US$4.0 billion to the Company, contingent to the consolidation transaction.

After assessing the proposal, the Company sent to counterproposal to L1 Technology on October 28, de 2015, under which Oi and L1 Technology would mutually grant each other a exclusivity right over a seven-month periods, starting on October 23, 2015, especially regarding business combinations involving telecommunications companies or telecommunications assets in Brazil. Since L1 Technology accepted the terms of the counterproposal, Oi and L1 Technology are now bound by the exclusivity agreement during the seven-period starting October 23, 2015.

If the transaction under construction materializes, it is expected a decrease in Oi’s leverage to become a more robust player, and the generation of major synergies and gains of scale, promoting the creation of value for all shareholders. A potential union of Oi with TIM Participações should result in the incorporation of a more complete, better-positioned operator, capable of competing with global players already operating in Brazil. Consumers should benefit from this trend, consequently strengthening the Company.

b)	Merger of Telemont operations in the State of Rio de Janeiro

In October 2015, Serede, a Company’s indirect subsidiary, acquired and consecutively merged the operations of Telemont in the State of Rio de Janeiro. Telemont will keep providing the external plant services in the other states where it has a partnership with the Company.